PROSPECTUS

Offer to Exchange
its 9 3/8% Senior Subordinated Notes due 2010,
Which Have Been Registered Under the Securities Act of 1933,
for any and all of its Outstanding 9 3/8% Senior Subordinated Notes due 2010

The Exchange Notes

  •
  The terms of the notes Mandalay Resort Group is issuing will be substantially identical to the outstanding notes that we issued on December 20, 2001, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the outstanding notes.

  •
  Interest on the notes will accrue at the rate of 9 3/8% per year, payable semi-annually on each February 15 and August 15, beginning August 15, 2002, and the notes will mature on February 15, 2010.

  •
  The notes will be unsecured and will rank equally with our other senior subordinated debt and junior to our senior debt. The notes will effectively rank junior to all liabilities of our subsidiaries.

  •
  We may redeem the notes at any time prior to their maturity at the redemption price described more fully in this prospectus.

Material Terms of the Exchange Offer

  •
  The exchange offer expires at 5:00 p.m., New York City time, on April 30, 2002, unless extended.

  •
  Our completion of the exchange offer is subject to customary conditions, which we may waive.

  •
  Upon our completion of the exchange offer, all outstanding notes that are validly tendered and not withdrawn will be exchanged for an equal principal amount of notes that are registered under the Securities Act of 1933.

  •
  Tenders of outstanding notes may be withdrawn at any time prior to the expiration of the exchange offer.

  •
  The exchange of registered notes for outstanding notes will not be a taxable exchange for U.S. Federal income tax purposes.

  •
  We will not receive any proceeds from the exchange offer.

        For a discussion of factors that you should consider before participating in this exchange offer, see "Risk Factors" beginning on page 15 of this prospectus.

        Neither the Securities and Exchange Commission, the Nevada Gaming Commission, the Nevada State Gaming Control Board, the Mississippi Gaming Commission, the Michigan Gaming Control Board, the Illinois Gaming Board, nor any state securities commission or other gaming authority, has passed on the adequacy or accuracy of this prospectus or the investment merits of the notes offered hereby. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 28, 2002.

        We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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DOCUMENTS INCORPORATED BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in the documents filed with the Securities and Exchange Commission prior to the date of this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes the statement. Information that we file later with the Securities and Exchange Commission will automatically update the information incorporated by reference and the information in this prospectus.

        We incorporate by reference the following documents we have filed with the Securities and Exchange Commission:

  1.
  Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended January 31, 2000, filed for the purpose of including the financial statements of Elgin Riverboat Resort (a 50% owned joint venture) for the year ended December 31, 2000;

  2.
  Annual Report on Form 10-K for the year ended January 31, 2001;

  3.
  Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended January 31, 2001, filed for the purpose of including the financial statements of Elgin Riverboat Resort (a 50% owned joint venture) for the year ended December 31, 2001;

  4.
  Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2001, July 31, 2001 and October 31, 2001;

  5.
  Current Report on Form 8-K dated December 21, 2001; and

  6.
  All documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before termination of the offering.

        You may request a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference, by writing or telephoning us at the following address:

Investor Relations
Mandalay Resort Group
3950 Las Vegas Boulevard South
Las Vegas, Nevada 89119
Attention: Les Martin
(702) 632-6700

        To obtain timely delivery of documents incorporated by reference in this prospectus, you must request the information no later than five business days prior to the expiration of the exchange offer. The exchange offer will expire on April 30, 2002, unless extended.

        You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the respective dates on the front of these documents.

AVAILABLE INFORMATION

        This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus does not

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contain all of the information set forth in the registration statement. For further information about us and the notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

        We are subject to the informational reporting requirements of the Securities Exchange Act of 1934 and file reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy any reports, proxy and information statements and other information we file at the public reference facilities of the Securities and Exchange Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain copies of this material from the Securities and Exchange Commission by mail at prescribed rates. You should direct requests to the Securities and Exchange Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission's Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the reports, proxy statements and other information filed by us. Our common stock is listed on the New York Stock Exchange and the Pacific Exchange. You may inspect information filed by us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Pacific Exchange, 301 Pine Street, San Francisco, California 94104. In addition, for so long as any of the notes remain outstanding, we have agreed to make available to any prospective purchaser of the notes or beneficial owner of the notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act of 1933.

MARKET DATA

        Market data used throughout this prospectus including information relating to our relative position in the casino and gaming industry is based on our good faith estimates, which estimates we based upon our review of internal surveys, independent industry publications and other publicly available information. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

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SUMMARY

        The following summary highlights selected information from this document and may not contain all the information that may be important to you. You should read this entire prospectus, including the financial data and related notes and documents incorporated by reference in this prospectus, before making an investment decision. The terms "we," "our," and "us," as used in this prospectus, refer to Mandalay Resort Group and its majority owned subsidiaries as a combined entity, except where it is clear that the terms mean only Mandalay Resort Group. When we use the term "Mandalay," it refers only to Mandalay Resort Group. These terms, as used in this prospectus, do not include our unconsolidated joint ventures, unless the context otherwise requires. The term "old notes" refers to our outstanding 9 3/8% Senior Subordinated Notes due 2010 that we issued on December 20, 2001 and that have not been registered under the Securities Act of 1933. The term "exchange notes" refers to the 9 3/8% Senior Subordinated Notes due 2010 offered by this prospectus. The term "notes" refers to the old notes and the exchange notes collectively.

Mandalay Resort Group

Overview

        We are one of the largest hotel-casino operators in the United States in terms of guest rooms and casino square footage. We have the largest scaled hotel-casino resort development in Las Vegas, the world's largest gaming market. This development, which we refer to as our "Mandalay mile," consists of three interconnected megaresorts on 230 acres, including our newest property, Mandalay Bay. We, and the joint ventures in which we participate, operate 16 properties with more than 27,000 guest rooms and more than one million square feet of casino space in Nevada, Mississippi, Illinois and Michigan. Of these properties, 12 are wholly owned and have more than 22,400 guest rooms and more than 800,000 square feet of casino space. In addition, we own a 50% interest in three joint venture casino properties with approximately 4,700 guest rooms and more than 200,000 square feet of casino space and a 53.5% interest in a fourth joint venture casino with approximately 75,000 square feet of casino space.

        We have provided below information as of October 31, 2001 about our properties that we wholly own, except as otherwise indicated.

Location/Property	Guest Rooms	Approximate Casino Square Footage	Slots(1)	Gaming Tables(2)	Parking Spaces
Las Vegas, Nevada
Mandalay Bay(3)	3,700	135,000	2,126	128	7,000
Luxor	4,404	120,000	2,019	103	3,200
Excalibur	4,008	110,000	2,209	72	4,000
Circus Circus	3,744	109,000	2,229	78	4,700
Monte Carlo (50% Owned)	3,002	90,000	2,052	73	4,000
Slots-A-Fun	—	16,700	580	26	—
Reno, Nevada
Circus Circus	1,572	60,000	1,591	73	3,000
Silver Legacy (50% Owned)	1,711	85,000	2,143	82	1,800
Laughlin, Nevada
Colorado Belle	1,226	64,000	1,169	38	1,700
Edgewater	1,450	44,000	1,260	38	2,300
Jean, Nevada
Gold Strike	812	37,000	825	17	2,100
Nevada Landing	303	36,000	808	17	1,400
Henderson, Nevada
Railroad Pass	120	21,000	333	9	600
Tunica County, Mississippi
Gold Strike	1,066	48,000	1,438	45	1,400
Detroit, Michigan
MotorCity (53.5% Owned)(4)	—	75,000	2,501	106	3,450
Elgin, Illinois
Grand Victoria (50% Owned)	—	36,000	1,050	45	2,000

Total	27,118	1,086,700	24,333	950	42,650

Footnotes on following page

(1)
Includes slot machines and other coin-operated devices.

(2)
Generally includes blackjack ("21"), craps, pai gow poker, Caribbean stud poker, wheel of fortune and roulette. Mandalay Bay also offers baccarat.

(3)
This property, which opened March 2, 1999, includes a Four Seasons Hotel with 424 guest rooms that we own and Four Seasons Hotels Limited manages.

(4)
This property, which opened December 14, 1999, is being operated pending the construction of a permanent hotel-casino facility.

Property Descriptions

        We are providing below, additional information concerning the properties we, and the joint ventures in which we participate, own and operate.

Las Vegas, Nevada

        Mandalay Bay.    This property, which opened March 2, 1999, is the first major resort on the Las Vegas Strip to greet visitors arriving in Las Vegas on I-15, the primary thoroughfare between Las Vegas and southern California. The 43-story South Seas themed hotel-casino resort has approximately 3,700 guest rooms (including the 424-room Four Seasons at Mandalay Bay) and a 135,000-square-foot casino which, as of October 31, 2001, featured 2,126 slot machines and 128 table games. Mandalay Bay's attractions include an 11-acre tropical lagoon featuring a sand-and-surf beach and a three-quarter-mile lazy river ride. The property features 13 restaurants, such as Charlie Palmer's Aureole, Wolfgang Puck's Trattoria Del Lupo, China Grill, rumjungle, Red Square and Border Grill, as well as a House of Blues nightclub and restaurant, including its signature Foundation Room (situated on Mandalay Bay's top floor). Additional features include a 125,000-square-foot convention facility and a 30,000-square-foot spa. Mandalay Bay offers multiple entertainment venues that include the Shark Reef at Mandalay Bay featuring sharks and rare sea predators, a 1,700-seat showroom, the rumjungle nightclub and a 12,000-seat special events arena that features additional entertainment and sporting events. Mandalay Bay was designed to attract a higher income customer than we have historically targeted.

        We have commenced construction of a three-level convention and meeting complex. The facility will be located on approximately 16.5 acres adjacent to the existing Mandalay Bay Conference Center and will include more than one million square feet of exhibit space. Upon completion of the project, Mandalay Bay will offer a total of almost two million gross square feet of conference and exhibit space. Following the events of September 11, construction on the facility was temporarily suspended. We have resumed construction, and the facility is currently expected to open in January 2003. The cost of the convention center, excluding land, preopening expenses and capitalized interest, is estimated to be $235 million. As of October 31, 2001, we had incurred costs of $46.5 million related to this project.

        Luxor.    This property is an Egyptian-themed hotel and casino complex situated on 64 acres of our Mandalay mile, between Mandalay Bay and Excalibur. The resort features a 30-story pyramid and two 22-story hotel towers. In total, the property has 4,404 guest rooms. The resort has a 120,000-square-foot casino which as of October 31, 2001, featured 2,019 slot machines and 103 table games. Luxor offers 20,000 square feet of convention space, a 20,000-square-foot spa, a 1,200-seat showroom that features the off-Broadway show "Blue Man Group," a nightclub, and food and entertainment venues on three different levels beneath a soaring hotel atrium. The pyramid's 2,454 guest rooms can be reached from the four corners of the building by state-of-the-art "inclinators" which travel at a 39-degree angle. Above the pyramid's casino, the property offers a special format motion base ride and an IMAX 2D/3D theater. Luxor's other public areas include a buffet with a seating capacity of approximately 800, seven restaurants including three gourmet restaurants, as well as a snack bar, a food court featuring national fast food franchises, several cocktail lounges and a variety of specialty shops.

        Excalibur.    This property is a castle-themed hotel and casino complex situated on a 53-acre site immediately to the north of Luxor. Excalibur has 4,008 hotel rooms and a 110,000-square-foot casino which, as of October 31, 2001, featured 2,209 slot machines and 72 table games. Excalibur's other public areas include a Renaissance fair, a medieval village, an amphitheater with a seating capacity of nearly 1,000 where nightly mock jousting tournaments and costume drama are presented, two dynamic motion theaters, various artisans' booths and medieval games of skill. In addition, Excalibur has a buffet restaurant with a seating capacity of approximately 1,300, seven themed restaurants, as well as several snack bars, cocktail lounges and a variety of specialty shops.

        Circus Circus-Las Vegas.    This property, which is our original resort, is a circus-themed hotel and casino complex situated on approximately 69 acres on the north end of the Las Vegas Strip. The property features 3,744 guest rooms and a 109,000-square-foot casino which, as of October 31, 2001, featured 2,229 slot machines and 78 table games. From a "Big Top" above the casino, Circus Circus-Las Vegas offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area overlooking the casino has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. Three specialty restaurants, a buffet with a seating capacity of approximately 1,200, two coffee shops, three fast food snack bars, several cocktail bars and a variety of gift shops and specialty shops are also available to the guests at Circus Circus-Las Vegas. The Adventuredome, covering approximately five acres, offers theme park entertainment that includes a high-speed, double-loop, double-corkscrew roller coaster, a coursing river flume ride on white-water rapids, an IMAX motion base ride, several rides and attractions designed for preschool age children, themed carnival-style midway games, a state-of-the-art arcade, a 65-foot waterfall, animated life-size dinosaurs, food kiosks and souvenir shops, all in a climate-controlled setting under a giant space-frame dome. Circus Circus-Las Vegas also offers accommodations for approximately 384 recreational vehicles at the property's Circusland Recreational Vehicle Park.

        Monte Carlo (50% owned).    Through wholly owned entities, we are a 50% participant with a subsidiary of MGM MIRAGE in, and are the managing partner of, Victoria Partners, a joint venture which owns Monte Carlo, a hotel and casino resort situated on 46 acres with approximately 600 feet of frontage on the Las Vegas Strip. The property is situated between Bellagio, a 3,000-room resort owned and operated by MGM MIRAGE and connected to Monte Carlo by a monorail, and New York-New York, a 2,000-room hotel-casino resort owned by MGM MIRAGE. Monte Carlo's casino reflects a palatial style reminiscent of the Belle Epoque, the French Victorian architecture of the late 19th century. Monte Carlo features 3,002 guest rooms and a 90,000-square-foot casino which, as of October 31, 2001, featured 2,052 slot machines and 73 table games. Amenities at Monte Carlo include three specialty restaurants, a buffet, a coffee shop, a food court, a microbrewery which features live entertainment, approximately 15,000 square feet of meeting and banquet space, and tennis courts. A 1,200-seat replica of a plush vaudeville theater, including a balcony and proscenium arch, features an elaborately staged show of illusions with the world-renowned magician, Lance Burton.

Reno, Nevada

        Reno is located near the Nevada-California state line. The Reno market caters to locals of the Lake Tahoe-Reno area and tourists primarily from northern California.

        Circus Circus-Reno.    This property is a circus-themed hotel and casino complex situated in downtown Reno, Nevada. The property features 1,572 guest rooms and a 60,000-square-foot casino which, as of October 31, 2001, featured 1,591 slot machines and 73 table games. Like its sister property in Las Vegas, Circus Circus-Reno offers its guests a variety of circus acts performed daily, free of charge. A mezzanine area has a circus midway with carnival-style games and an arcade that offers a variety of amusements and electronic games. The property also has two specialty restaurants, a buffet with a seating capacity of approximately 450, a coffee shop, a deli/bakery, a fast food snack bar, cocktail lounges, a gift shop and specialty shops.

        Silver Legacy (50% Owned).    Through a wholly owned entity, we are a 50% participant with Eldorado Limited Liability Company in Circus and Eldorado Joint Venture, a joint venture which owns and operates Silver Legacy, a hotel-casino and entertainment complex situated on two city blocks in downtown Reno, Nevada. The property is located between Circus Circus-Reno and the Eldorado Hotel & Casino, which is owned and operated by an affiliate of our joint venture partner at Silver Legacy. Silver Legacy's casino and entertainment complex is connected at the mezzanine level with Circus Circus-Reno and the Eldorado by enclosed climate-controlled skyways above the streets between the respective properties. The property's exterior is themed to evoke images of historical Reno. At the main pedestrian entrances to the casino (located on all four sides of the complex), patrons enter by passing store fronts reminiscent of turn-of-the-century Reno. Silver Legacy's casino offers 85,000 square feet of casino space which, as of October 31, 2001, featured 2,143 slot machines and 82 table games. The hotel offers 1,711 guest rooms. Silver Legacy's attractions include a 120 foot tall mining rig, which is situated over a replica of a silver mine and extends up from the center of the casino floor into a 180-foot diameter dome structure. Silver Legacy also features five restaurants and several bars, a 25,000-square-foot special events center, custom retail shops, a health spa and an outdoor pool and sun deck. Circus and Eldorado Joint Venture's executive committee, which functions in a manner similar to a corporation's board of directors, is responsible for overseeing the performance of Silver Legacy's management. Under the terms of the joint venture agreement, we appoint three of the executive committee's five members.

Laughlin, Nevada

        Laughlin is situated on the Colorado River at the southern tip of Nevada approximately 90 miles south of Las Vegas. This market generates revenues primarily from southern California and Arizona residents who visit Laughlin for vacation or gambling. Currently, this market has nine hotel-casinos with a total room capacity of approximately 11,000. Between our two Laughlin properties, we have approximately 25% of the total rooms in the Laughlin market.

        Colorado Belle.    This property is situated on a 22-acre site on the bank of the Colorado River (with nearly 1,080 feet of river frontage) in Laughlin, Nevada. The Colorado Belle, which features a 600-foot replica of a Mississippi riverboat, includes a 1,226-room hotel and a 64,000-square-foot casino which, as of October 31, 2001, featured 1,169 slot machines and 38 table games. The property also includes a 350-seat buffet, a coffee shop, three specialty restaurants, a microbrewery, fast food snack bars and cocktail lounges, as well as a gift shop and other specialty shops.

        Edgewater.    This property is situated on a 16-acre site adjacent to the Colorado Belle with nearly 1,640 feet of frontage on the Colorado River. The property has 1,450 guest rooms and a 44,000-square-foot casino which, as of October 31, 2001, featured 1,260 slot machines and 38 table games. Edgewater's facilities include a specialty restaurant, a coffee shop, a 735-seat buffet, a snack bar and cocktail lounges.

Jean, Nevada

        Jean is located between Las Vegas and southern California, approximately 25 miles south of Las Vegas and 12 miles north of the California-Nevada state line. The principal highway between Las Vegas and southern California is Interstate-15 which passes directly through Jean, hence, Jean attracts gaming customers almost entirely from the large number of people traveling between Las Vegas and southern California.

        Gold Strike.    This property is an "Old West" themed hotel-casino located on approximately 51 acres of land on the east side of Interstate-15. The property has 812 guest rooms and a 37,000-square-foot casino which, as of October 31, 2001, featured 825 slot machines and 17 table games. Gold Strike also includes, among other amenities, a swimming pool and spa, several restaurants, a banquet center equipped to serve 260 people, a gift shop and an arcade. The casino has a stage bar with regularly scheduled live entertainment and a casino bar.

        Nevada Landing.    This property is a turn-of-the-century riverboat themed hotel-casino located on approximately 55 acres of land across Interstate-15 from Gold Strike. The property has 303 guest rooms and a 36,000-square-foot casino which, as of October 31, 2001, featured 808 slot machines and 17 table games. Nevada Landing includes a 72-seat Chinese restaurant, a full-service coffee shop, a buffet with a seating capacity of 140, a snack bar, a gift shop, a swimming pool and spa and a 300-guest banquet facility.

Henderson, Nevada

        Railroad Pass.    This property is situated on approximately 56 acres along US-93, the direct route between Las Vegas and Phoenix, Arizona. The property has 120 guest rooms and a 21,000-square-foot casino which, as of October 31, 2001, featured 333 slot machines and nine table games. Railroad Pass includes, among other amenities, two full-service restaurants, a buffet, gift shop, two bars, swimming pool and a banquet facility that will accommodate approximately 200 guests. In contrast with our other Nevada properties, Railroad Pass caters to local residents, particularly from Henderson.

Tunica County, Mississippi

        Tunica County is located 20 miles south of Memphis, Tennessee on the Mississippi River. Tunica County attracts customers from Mississippi and surrounding states, including cities such as Memphis, Tennessee and Little Rock, Arkansas.

        Gold Strike-Tunica.    This property is a dockside casino situated on a 24-acre site along the Mississippi River in Tunica County, approximately three miles west of Mississippi State Highway 61 (a major north/south highway connecting Memphis with Tunica County) and 20 miles south of Memphis. The property includes a 1,066-guest-room, 31-story hotel tower which was completed and placed in service during late 1997 and early 1998. The facilities at Gold Strike-Tunica include a 48,000-square-foot casino which, as of October 31, 2001, featured approximately 1,438 slot machines and 45 table games. The property also features a 800-seat showroom, a coffee shop, a specialty restaurant, a 500-seat buffet, a snack bar and several cocktail lounges. Gold Strike-Tunica is part of a three-casino development covering approximately 72 acres. The other two casinos are owned and operated by unaffiliated third parties. We also own an undivided one-half interest in an additional 388 acres of land which may be used for future development.

Detroit, Michigan

        MotorCity Casino (53.5% Owned).    On December 14, 1999, along with our joint venture partner, Atwater Casino Group, we opened MotorCity Casino, a temporary casino facility in Detroit, Michigan, which is being operated pending the construction of a permanent hotel-casino. The temporary casino includes approximately 75,000 square feet of casino space which, as of October 31, 2001, featured 2,501 slot machines and 106 table games. The temporary facility also includes five restaurants and a 3,450-space parking facility. The site of the permanent facility has not yet been determined, but the facility is expected to include approximately 800 hotel rooms, larger casino space, convention space, retail space and dining and entertainment facilities. We are committed to contribute 20% of the costs of the permanent facility in the form of an additional investment in the joint venture, and the joint venture will seek to borrow the balance of the cost. The cost of the permanent facility has yet to be determined.

        The development agreement for Detroit provides that Mandalay will guarantee completion of the permanent facility and will enter into a keep-well guarantee with the city, pursuant to which we could be required to contribute additional funds, if and as needed, to continue operation of the permanent facility for a period of two years. When the permanent facility is completed and opened, we will manage the property and will receive a management fee for our services from the Detroit Joint Venture.

        Various lawsuits have been filed in the state and federal courts challenging the constitutionality of the Casino Development Competitive Selection Process Ordinance and the Michigan Gaming Control and Revenue Act, and seeking to appeal the issuance of a certificate of suitability to MotorCity Casino. A recent decision by the Sixth Circuit Court of Appeals in Lac Vieux Desert Band of Lake Superior Chippewa Indians v. The Michigan Gaming Control Board et al. found that the ordinance in its current form was unconstitutional and remanded the case to the District Court. The matter is presently pending before the District Court which has declared that "the Ordinance in its current form is unconstitutional." The effect of the rulings in this case are uncertain. The Michigan Gaming Control Board has taken the ruling of the Sixth Circuit Court of Appeals under advisement without comment. In a separate action, on February 13, 2002, John Ren filed suit in the Circuit Court of Wayne County, Michigan against our Detroit Joint Venture and the other two casino operators in Detroit. The plaintiff purports to represent himself and a class consisting of all persons who lost money and/or incurred debts that remain unpaid at any of the three Detroit casinos. Relying on the Sixth Circuit Court of Appeal's Lac Vieux decision, the plaintiff alleges that the three casinos have been operating illegally and continue to do so. The relief sought by the plaintiff includes an injunction to restrain the three casinos from remaining open until properly licensed, compensatory damages, and disgorgement of all profits "unjustly obtained." We continue to operate MotorCity Casino. However, any future ruling by the court in either lawsuit or by the Michigan Gaming Control Board, as well as an adverse ruling in other lawsuits, could affect the joint venture's operation of the temporary facility, as well as its ability to retain its certificate of suitability and casino license for its permanent facility. No assurance can be given regarding the timing or outcome of any of these proceedings.

Elgin, Illinois

        Grand Victoria (50% Owned).    Through wholly owned entities, we are a 50% participant with RBG, L.P. in a joint venture which owns Grand Victoria. Grand Victoria is a Victorian themed riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. The two-story vessel is 420 feet in length and 110 feet in width, and provides a maximum 80,000 square feet of casino space, approximately 36,000 square feet of which was being used as of October 31, 2001. As of that date, the casino offered 1,050 slot machines and 45 gaming tables. The boat offers dockside gaming, which means its operation is not restricted by fixed cruising schedules. The property also features a dockside complex that contains an approximately 83,000-square-foot pavilion with an approximately 400-seat buffet, a 76-seat fine dining restaurant, a VIP lounge and a gift shop. Grand Victoria, which is strategically located in Elgin among the residential suburbs of Chicago, with nearby freeway access and direct train service from downtown Chicago, is located approximately 20 miles and 40 miles, respectively, from its nearest competitors in Aurora, Illinois and Joliet, Illinois. Grand Victoria is one of only nine licensed gaming riverboats currently operating in Illinois. Recently passed legislation in Illinois would allow a casino in Rosemont, approximately 16 miles from Grand Victoria. The legislation is being challenged in court. We manage the Grand Victoria, subject to the oversight of an executive committee which functions in a manner similar to a corporation's board of directors and has an equal number of members designated by each joint venture partner.

Executive Offices

        Our executive offices are located at 3950 Las Vegas Boulevard South, Las Vegas, Nevada 89119. Our telephone number is (702) 632-6700.

Fiscal 2002 Fourth Quarter Results

        For the fourth quarter ended January 31, 2002, we recorded a net loss of $48.2 million, or $.66 per diluted share, versus net income of $3.4 million, or $.04 per diluted share, in the prior year quarter. Results for this year's fourth quarter include an impairment loss of $52.0 million, or $.55 per diluted share, related to the write-down of the carrying value of our two casinos in Jean, Nevada (Gold Strike and Nevada Landing). This write-down was necessitated by a significant downturn in operating results at those properties. For the fourth quarter, these properties generated an operating loss of $2.0 million versus an operating loss of $.4 million last year. Results for this year's fourth quarter also include preopening expenses of $.8 million, or $.01 per diluted share, related to the new convention center under construction at Mandalay Bay. Results for the prior year fourth quarter include income of $3.6 million, or $.03 per diluted share, related to reducing a liability assumed when we acquired the Mandalay Bay site in 1995.

        For the fourth quarter, we generated total operating income of $1.1 million compared against $66.6 million last year. The events of September 11 caused an unprecedented and severe downturn during the last two quarters, an effect that appears to have bottomed in the fourth quarter. Operating income was also negatively impacted by the impairment loss discussed previously.

        In Las Vegas, Mandalay Bay generated a slight operating loss in the fourth quarter compared to operating income of $8.9 million in the prior year. The Super Bowl, which typically falls in our fourth quarter, occurred in February this year. In addition, the property experienced a subpar "win" percentage on its table games during January, an effect that cost approximately $5 million in operating income. Meanwhile, Luxor posted $7.8 million in operating income for the quarter against $15.6 million a year ago, while Excalibur generated $8.9 million versus $13.3 million. Operating income at Circus Circus-Las Vegas was $3.2 million compared to $6.9 million in last year's fourth quarter. Monte Carlo, which is 50% owned by Mandalay, contributed $4.6 million to operating income versus $9.7 million in the same quarter last year. During the quarter, the average room rate across our five resorts on the Las Vegas Strip (including 100% of Monte Carlo) fell to $84 from $98, while the blended occupancy rate was 72% against 81%.

        Operating income at our Reno properties (including our 50% share of Silver Legacy) was $1.5 million in this year's fourth quarter versus $4.1 million in the prior year, while in Laughlin, the Colorado Belle and Edgewater posted combined operating income of $1.0 million compared to a loss of $3.7 million last year. Gold Strike in Tunica County, Mississippi, produced $.6 million in operating income against $.3 million, despite a market that continued to face a slump from the recession.

        In Elgin, Illinois, the contribution to operating income from Grand Victoria (50%-owned) was $15.1 million in the quarter compared to $12.6 million a year ago. And in Detroit, MotorCity Casino (53.5%-owned) generated $20.9 million in operating income against $8.3 million in the prior year quarter. This property has steadily increased its market share of slot machine revenue in the greater Detroit area.

Summary of the Exchange Offer

The Exchange Offer	We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of old notes. As of the date of this prospectus, $300 million in aggregate principal amount of old notes are outstanding.

We have registered the exchange notes under the Securities Act of 1933 and they are substantially identical to the old notes, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.
Accrued Interest on the Exchange Notes and the Old Notes
Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was on December 20, 2001. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.
No Minimum Condition	We are not conditioning the exchange offer on the tender of any minimum principal amount of old notes.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on April 30, 2002, unless we decide to extend the exchange offer.
Withdrawal Rights	You may withdraw your tender at any time prior to 5:00 p.m., New York City time, on the expiration date.
Conditions to the Exchange Offer
The exchange offer is subject to customary conditions, which we may waive. We currently anticipate that each of the conditions will be satisfied and that we will not need to waive any conditions. We reserve the right to terminate or amend the exchange offer at any time before the expiration date if any of the conditions occurs. For additional information, see the section "The Exchange Offer" in this prospectus under the subheading "Certain Conditions to the Exchange Offer."
Procedures for Tendering Old Notes	If you are a holder of old notes who wishes to accept the exchange offer, you must:
•
complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your old notes, to the exchange agent at the address set forth in the section "The Exchange Offer" in this prospectus under the subheading "Exchange Agent"; or

•
arrange for The Depository Trust Company to transmit certain required information, including an agent's message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, to the exchange agent in connection with a book-entry transfer.
By tendering your old notes in either manner, you will be representing among other things, that:
• the exchange notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;
•
you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes issued to you in the exchange offer; and
• you are not an "affiliate" of ours.
Special Procedures for Beneficial Owners
If you beneficially own old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either arrange to have your old notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
Guaranteed Delivery Procedures
If you wish to tender your old notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed on time, you may tender your old notes according to the guaranteed delivery procedures described in the section "The Exchange Offer" in this prospectus under the subheading "Procedures for Tendering Old Notes."
Acceptance of Old Notes and Delivery of Exchange Notes
We will accept for exchange all old notes which are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. The exchange notes issued in the exchange offer will be delivered promptly following the expiration date. For additional information, see the section "The Exchange Offer" in this prospectus under the subheading "Acceptance of Old Notes for Exchange; Delivery of Exchange Notes."
Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer. We will pay for our expenses incident to the exchange offer.

Federal Income Tax Consequences
The exchange of exchange notes for old notes in the exchange offer will not be a taxable event for federal income tax purposes. For additional information, see the section "Material Federal Income Tax Consequences of the Exchange" in this prospectus.
Effect on Holders of Old Notes
As a result of this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement dated as of December 20, 2001 among Mandalay Resort Group and Banc of America Securities LLC and each of the other initial purchasers named in the agreement and, accordingly, there will be no increase in the interest rate on the old notes. If you do not tender your old notes in the exchange offer:
•
you will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture governing the notes, except for any rights under the registration rights agreement that terminate as a result of the completion of the exchange offer; and
•
you will not have any further registration or exchange rights and your old notes will continue to be subject to restrictions on transfer. Accordingly, the trading market for untendered old notes could be adversely affected.
Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

Summary of the Exchange Notes

Issuer	Mandalay Resort Group.
Total Amount of Exchange Notes Offered	Up to $300 million in principal amount of 9 3/8% senior subordinated notes due 2010.
Maturity	February 15, 2010.
Interest	9 3/8% per year.
Interest Payment Dates	February 15 and August 15, beginning August 15, 2002.
Optional Redemption
We will not have the right to redeem the exchange notes prior to their maturity, except that, prior to maturity, Mandalay may redeem the exchange notes in whole but not in part at a redemption price equal to 100% of the principal amount of the exchange notes plus a make-whole premium described in the section "Description of the Exchange Notes" in this prospectus under the subheading "Redemption."
Ranking
The exchange notes will be unsecured senior subordinated obligations and will rank junior to our senior debt. The exchange notes will rank equally with our other senior subordinated indebtedness and will rank senior to our subordinated indebtedness. The exchange notes will effectively rank junior to all indebtedness and other liabilities of our subsidiaries. Because the exchange notes are subordinated, in the event of bankruptcy, liquidation or dissolution and acceleration of, or payment default on, senior indebtedness, holders of the exchange notes will not receive any payment until holders of senior indebtedness receive payment in full.

As of October 31, 2001, after giving effect to the offering of the old notes and our use of the net proceeds, we would have had approximately $1.2 billion of senior debt (including $77 million of debt incurred with our Detroit joint venture) and our subsidiaries would have had outstanding approximately $592.2 million of indebtedness and other liabilities, excluding any indebtedness included in our senior debt.
Change of Control
If a change of control event occurs, each holder of exchange notes may require Mandalay to repurchase all or a portion of its exchange notes at a purchase price equal to 101% of the principal amount of the exchange notes, plus accrued interest.
Certain covenants	The indenture governing the exchange notes will, among other things, limit our ability and, in certain instances, our subsidiaries' ability to:
• enter into sale and lease-back transactions;
• incur liens; and

• merge, consolidate or transfer all or substantially all of our assets.

These covenants are subject to a number of important qualifications and exceptions. See the section "Description of the Exchange Notes" in this prospectus under the subheading "Additional Covenants of Mandalay."
Use of proceeds	We will not receive any cash proceeds from the exchange offer.

Risk Factors

        See the section "Risk Factors" in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes, including factors affecting forward-looking statements.

Selected Financial Information

        We have derived the following summary consolidated financial information for each of the five fiscal years ended January 31 from audited Consolidated Financial Statements included in Mandalay's Annual Reports on Form 10-K for the fiscal years ended January 31, 1997 through 2001. Our summary consolidated financial information presented in the table below as of and for the nine months ended October 31, 2000 and 2001 is unaudited. However, in management's opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for these periods have been included. The results of operations for the nine months ended October 31, 2001 may not be indicative of the results of operations for the full year. The table should be read together with our consolidated financial statements and accompanying notes, as well as the management's discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents including those incorporated by reference herein.

	Fiscal Year Ended January 31,					Nine Months Ended October 31, (unaudited)
	1997	1998	1999	2000	2001	2000	2001
	(Dollars in thousands)
Statement of Operations Data (1):
Revenues
Casino	$639,470	$613,321	$684,594	$925,499	$1,221,595	$924,213	$920,666
Rooms	294,241	330,644	355,635	534,132	611,352	474,125	471,509
Food and beverage	210,384	215,584	246,622	346,647	418,081	323,596	320,763
Other	146,554	142,407	170,701	251,509	299,753	219,225	251,378
Earnings of unconsolidated affiliates	86,646	98,977	83,967	98,627	114,645	88,146	89,886

	1,377,295	1,400,933	1,541,519	2,156,414	2,665,426	2,029,305	2,054,202
Less-complimentary allowances	(59,477)	(65,247)	(87,054)	(131,509)	(169,642)	(125,367)	(131,562)

Net revenues (2)	1,317,818	1,335,686	1,454,465	2,024,905	2,495,784	1,903,938	1,922,640

Costs and expenses
Casino	285,664	298,101	342,134	484,801	660,428	484,961	497,057
Rooms	116,508	122,934	128,622	189,419	203,352	157,413	156,363
Food and beverage	200,722	199,955	207,663	276,261	299,726	230,667	222,749
Other operating expenses	90,601	90,187	113,864	179,907	210,051	147,983	170,212
General and administrative	227,348	232,536	253,138	339,455	409,603	306,214	319,594
Depreciation and amortization	103,717	129,729	142,141	178,301	217,984	163,997	165,522
Corporate general and administrative	22,780	22,297	24,124	22,464	21,153	15,924	15,937
Operating lease rent	—	—	—	25,994	40,121	30,001	23,832
Preopening expenses	—	3,447	—	49,134	1,832	1,832	1,381
Abandonment losses	48,309	—	—	5,433	—	—	—

	1,095,649	1,099,186	1,211,686	1,751,169	2,064,250	1,538,992	1,572,647

Income from operations	222,169	236,500	242,779	273,736	431,534	364,946	349,993

Interest expense	(54,681)	(88,847)	(95,541)	(164,387)	(219,940)	(161,902)	(164,352)
Interest expense from unconsolidated affiliates	(15,567)	(15,551)	(12,275)	(11,085)	(11,293)	(8,385)	(7,120)
Other income	11,942	15,820	5,852	5,144	10,837	5,946	1,901
Minority interest	—	—	—	(292)	(16,746)	(14,328)	(20,442)

Income before provision for income tax	163,863	147,922	140,815	103,116	194,392	186,277	159,980
Provision for income tax	63,130	58,014	55,617	38,959	74,692	69,996	58,780

Income before cumulative effect of change in accounting principle	100,733	89,908	85,198	64,157	119,700	116,281	101,200
Cumulative effect of change in accounting principle for preopening expenses, net of tax benefit of $11,843	—	—	—	(21,994)	—	—	—

Net income	$100,733	$89,908	$85,198	$42,163	$119,700	$116,281	$101,200

Other Data:
Cash flow from operating acitivities	$225,364		$215,310		$244,693		$225,000		$435,566		$386,165		$314,292
EBITDA (3)	$325,886		$366,229		$384,920		$452,037		$649,518		$528,943		$515,515
Capital expenditures	$585,835		$663,270		$671,547		$352,133		$110,220		$76,001		$125,147
Rooms (4)	22,407		23,418		27,118		27,118		27,118		27,118		27,118
Casino square footage (4)	894,700		894,700		1,030,700		1,086,700		1,086,700		1,086,700		1,086,700
Number of slot machines (4)	22,254		21,520		23,571		25,580		24,929		24,970		24,333
Number of table games (4)	814		785		921		1,014		991		975		950
Ratio of earnings to fixed charges (5)	2.68	x	1.99	x	1.62	x	1.47	x	1.84	x	2.09	x	1.99	x
Balance Sheet Data:
Cash and cash equivalents	$69,516		$58,631		$81,389		$116,617		$105,941		$131,289		$100,595
Property, equipment and leasehold interests	1,920,032		2,466,848		3,000,822		3,335,071		3,236,824		3,254,522		3,202,288
Total assets	2,729,111		3,263,548		3,869,707		4,329,476		4,248,266		4,271,091		4,195,079
Long-term debt	1,405,897		1,788,818		2,259,149		2,691,292		2,623,597		2,678,644		2,569,243
Total stockholders' equity	971,791		1,123,749		1,157,628		1,187,780		1,068,940		1,070,355		985,437

(1)
Hacienda was closed on December 1, 1996. Mandalay Bay opened on March 2, 1999 and MotorCity Casino opened on December 14, 1999.

(2)
Net of complimentary allowances. Net revenues for the fiscal years ended 1997 through 2001 have been reclassed for amounts earned through player clubs. Mandalay's player clubs allow customers to earn "points" based on the volume of their gaming activity. These points are redeemable for certain complimentary services and/or cash rebates. In February 2001, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a partial consensus in EITF Issue No. 00-22, "Accounting for `Points' and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future." This consensus requires that the redemption of points for cash be recognized as a reduction of revenue. Mandalay has complied with the requirements of EITF Issue No. 00-22 including reclassification of prior period amounts. This reclassification does not affect net income.

(3)
EBITDA consists of operating income plus depreciation and amortization. EBITDA is presented as supplemental disclosure because management believes many investors consider it a valuable measure since it factors out the impact of depreciation and goodwill amortization, the principal noncash expenses included in our income statement, and that it is a widely used measure of operating performance in the gaming industry. EBITDA is not prepared in accordance with United States generally accepted accounting principles and should not be considered as an alternative to operating income or net income (as determined in accordance with United States generally accepted accounting principles), as a measurement of net cash flows from operating activities or as a measure of liquidity.

(4)
These items include 100% of Mandalay's joint venture properties. Mandalay acquired its 50% interest in the Grand Victoria, a then-operating riverboat casino in Elgin, Illinois, on June 1, 1995. Joint ventures in which Mandalay owns 50% interests opened Silver Legacy in Reno, Nevada on July 28, 1995 and Monte Carlo in Las Vegas, Nevada, on June 21, 1996. A joint venture in which Mandalay owns a 53.5% interest opened MotorCity Casino, a temporary casino in Detroit, Michigan, on December 14, 1999. The information as of January 31, 1999 includes figures for Mandalay Bay, which opened March 2, 1999. Silver City, a small casino on the Las Vegas Strip, was operated under a lease which expired October 31, 1999.

(5)
The ratio of earnings to fixed charges has been computed by dividing net income before fixed charges and income taxes, adjusted to exclude capitalized interest and equity in undistributed earnings of less-than-50%-owned ventures. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt discount and issuance costs, Mandalay's proportionate share of the interest cost of 50%-owned ventures, and the estimated interest component of rental expense.

RISK FACTORS

        You should carefully consider the following factors in addition to the other information set forth in this prospectus before making an investment in the exchange notes.

The right to receive payments on the notes will be junior to some of our existing and possibly all of our future borrowings.

        The notes will rank behind all of our existing and future senior debt, including the debt incurred under our credit facilities. Assuming we had issued the old notes and applied the proceeds of the old notes as of October 31, 2001, we would have had outstanding approximately $1.2 billion of senior debt (including $77 million of debt incurred with our Detroit joint venture), and approximately $642 million available for borrowing as additional senior debt under our revolving credit facility. In addition, the notes will effectively rank junior to all existing and future liabilities of our subsidiaries, which totaled approximately $592.2 million at October 31, 2001, excluding any indebtedness included in senior debt. The indenture governing the notes will not limit our ability to incur substantial additional senior debt, including borrowings under our credit facilities, or limit the ability of our subsidiaries to incur additional indebtedness. If we file for bankruptcy, liquidate or dissolve, our assets would be available to pay obligations on the notes only after we pay all of our senior debt. We may not have sufficient assets remaining to make any payments on the notes. In addition, if we default on our senior debt, we may be prohibited, under the terms of the notes, from making any payments on the notes. The term "senior debt," as it applies to the notes, is defined in the section "Description of the Exchange Notes" in this prospectus under the subheading "Certain Definitions."

Our substantial indebtedness could adversely affect our financial results and prevent us from fulfilling our obligations under the notes.

        We have a significant amount of indebtedness. At October 31, 2001, we had total consolidated indebtedness of approximately $2.6 billion and stockholders' equity of approximately $1.0 billion. In addition, Mandalay is and may become a party to various keep-well agreements relating to existing and future joint ventures in which we have or may have an interest. These agreements may require us to make additional cash contributions.

        The notes will not restrict our ability to borrow substantial additional funds in the future nor do they provide holders any protection should we be involved in transactions that increase our leverage. If we add new indebtedness to our anticipated debt levels following the issuance of the notes, it could increase the related risks that we face.

        Our high level of indebtedness could have important consequences to you, such as:

  •
  limiting our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service, acquisitions or other obligations, including our obligations with respect to the notes;

  •
  limiting our ability to use operating cash flow in other areas of our business because we must dedicate a significant portion of these funds to make principal and interest payments on our indebtedness;

  •
  increasing our interest expenses if there is a rise in interest rates, because a significant portion of our borrowings are and will continue to be under our credit facilities and, as such, are of short-term duration (typically 1 to 90 days) that require ongoing refunding at then current rates of interest;

  •
  causing our failure to comply with the financial and restrictive covenants contained in the agreements and indentures governing our indebtedness which could cause a default under our other debt or the notes and which, if not cured or waived, could have a material adverse effect on us;

  •
  limiting our ability to compete with others who are not as highly leveraged, including our ability to explore business opportunities; and

  •
  limiting our ability to react to changing market conditions, changes in our industry and economic downturns.

        If we do not generate sufficient cash from our operations to make scheduled payments on the notes or to meet our other obligations and/or our joint venture obligations, we will need to take one or more actions including the refinancing of our debt, obtaining additional financing, selling assets, obtaining additional equity capital, or reducing or delaying capital expenditures. We cannot assure you that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

        In May 2000, Mandalay's board of directors authorized a new stock repurchase program permitting the repurchase of up to 15% (or approximately 11.7 million) of the then issued and outstanding shares of Mandalay's common stock, as market conditions and other factors warrant. In June 2001, Mandalay's board of directors authorized the purchase of up to an additional 15% of Mandalay common stock which remains outstanding when the May 2000 authorization is fully utilized (or approximately 10 million additional shares, based on the number of shares outstanding at October 31, 2001). As of October 31, 2001, we had acquired by direct purchase approximately 7.0 million shares pursuant to our May 2000 authorization. To facilitate our purchase of our common stock pursuant to our share repurchase authorizations, we have entered into equity forward agreements with Bank of America, N.A. pursuant to which Bank of America acquired 6.9 million shares at a cost of $138.7 million. Pursuant to the interim settlement provisions of these agreements and an amendment extending the settlement date from March 29, 2002 to March 31, 2003, we have received 3.2 million shares and paid Bank of America $38.7 million. Thus, as of the date hereof, we may purchase the remaining 3.7 million shares from Bank of America for the notional amount of $100 million, subject to any future adjustment of the notional amount and/or the number of shares under the agreements' interim settlement provisions. Pending final settlement of these agreements, we incur quarterly interest charges on the notional amount at a current rate equal to LIBOR plus 1.95%. The interest incurred during the nine months ended October 31, 2001 totaled $5.4 million. Pursuant to applicable accounting regulations, this interest is treated as equity and is not reflected in the statements of income. Although our current intention is to purchase the shares, the agreements permit us to settle our obligation in cash or shares (i.e., pay cash or deliver additional shares or receive cash or shares, depending on the market value of the shares on the date we settle our obligations under the agreements). If Mandalay incurs additional indebtedness to repurchase shares of its common stock, it will increase its leverage.

Our debt agreements impose restrictions on our operations.

        Our credit facilities impose operating and financial restrictions on us. These restrictions include, among other things, limitations on our ability to:

  •
  incur additional debt;

  •
  create liens or other encumbrances;

  •
  pay dividends or make other restricted payments;

  •
  make investments, loans or other guarantees;

  •
  sell or otherwise dispose of a portion of our assets; or

  •
  merge or consolidate with another entity.

        Each of our credit facilities contains a financial covenant that requires us to not exceed a total indebtedness ratio. Our ability to borrow funds for any purpose will depend on our satisfying this test.

        If we fail to comply with the financial covenant or other restrictions contained in our credit facilities or any future financing agreements, an event of default could occur. An event of default could result in the acceleration of some or all of our debt. We would not have, and are not certain we would be able to obtain, sufficient funds to repay our indebtedness if it is accelerated, including our payments on the notes.

The terrorist attacks of September 11, 2001 have adversely impacted our operations and these attacks, as well as any similar attacks that may occur, could have a material adverse effect on our future operations.

        The terrorist attacks which occurred on September 11, 2001 have had a pronounced impact on our subsequent operating results. This impact has been felt primarily at our Las Vegas properties, from which approximately two-thirds of our operating income is generated. Customers traveling to our Las Vegas properties arrive by air more frequently than those traveling to our properties in other markets. This is particularly true at our more upscale resorts, Luxor and Mandalay Bay, where well over 50% of the hotel customers utilize air travel for their visits. As a result of the terrorist attacks, air travel plummeted nationally. Passenger counts at McCarran International Airport in Las Vegas fell almost 30% in September. The decline in air travel has resulted in declines in the number of customers staying at and visiting our Las Vegas properties. This situation was particularly acute immediately following the attacks, when occupancy levels at the Las Vegas properties where we and our Las Vegas joint venture operate more than 18,000 hotel rooms, fell to the mid-60% range, compared to a normal occupancy level above 90%. These factors resulted in an initially sharp decline in revenues and operating income at our Las Vegas properties.

        The events of September 11 continue to suppress our operating results. While air travel levels have rebounded from the levels immediately following September 11, they remain below pre-September 11 levels. Weekend business, which accounts for over 50% of our profits at our Las Vegas properties, is less dependent on customers traveling by air and has returned to near-normal levels in terms of customer volume. However, midweek business is recovering more slowly. The midweek segment of our business has a greater percentage of business travelers who have more significantly curtailed their air travel than our non-business customers. We cannot predict the extent to which the events of September 11 will continue to directly or indirectly impact our operating results in the future, nor can we predict the extent to which future security alerts and/or additional terrorist attacks may impact our operations.

Mandalay is a holding company and depends on the business of its subsidiaries to satisfy its obligations under the notes.

        Mandalay is a holding company and its assets consist primarily of investments in its subsidiaries. Our subsidiaries conduct substantially all of our consolidated operations and own substantially all of our consolidated assets. Consequently, Mandalay's cash flow and its ability to meet its debt service obligations depend on:

  •
  the cash flow of its subsidiaries; and

  •
  the payment of funds by the subsidiaries to Mandalay in the form of loans, dividends or otherwise.

        Mandalay's subsidiaries are not obligated to make funds available to it for payment on the notes or otherwise. In addition, the ability of Mandalay's subsidiaries to make any payments to it will depend on:

  •
  their earnings;

  •
  the terms of their indebtedness;

  •
  business and tax considerations; and

  •
  legal and regulatory restrictions.

        These payments may not be adequate to pay interest and principal on the notes when due. In addition, the ability of Mandalay's subsidiaries to make payments to it depends on applicable law and debt instruments to which they or we are or become parties, which may include requirements to maintain minimum levels of working capital and other assets.

        Because Mandalay is a holding company, the notes will effectively rank junior to all existing and future liabilities of its subsidiaries, including trade payables. If there is a bankruptcy, liquidation or dissolution of a subsidiary, the subsidiary may not have sufficient assets remaining to make any payments to Mandalay as a shareholder or otherwise after the payment of its liabilities so that Mandalay can meet its obligations as the holding company, including its obligations to you under the notes. As of October 31, 2001, our subsidiaries had total liabilities of approximately $592.2 million, excluding any indebtedness included in senior debt. The indenture governing the notes will not limit the ability of our subsidiaries to incur substantial additional debt.

As a noteholder, you may be required to comply with licensing, qualification or other requirements under gaming laws or dispose of your securities.

        The gaming authority of any jurisdiction in which we currently or in the future conduct or propose to conduct gaming, either through our subsidiaries or a joint venture, may require that a noteholder be licensed, qualified or found suitable, or comply with any other requirement under applicable gaming laws. If you purchase or otherwise accept an interest in the notes, by the terms of the indenture, you will agree to comply with all of these requirements, including your agreement to apply for a license, qualification or a finding of suitability, or comply with any other requirement, within the required time period, as provided by the relevant gaming authority. If you fail to apply to be, or fail to become, licensed or qualified, or are found unsuitable or fail to comply with any other requirement of a gaming authority, then we will have the right, at our option, to:

  •
  require you to sell your notes or beneficial interest in the notes within 30 days after you receive notice of our election, or any earlier date that the relevant gaming authority may request or prescribe; or

  •
  redeem your notes (possibly within less than 30 days following the notice of redemption if requested or prescribed by the gaming authority) at a price equal to the lesser of:

  •
  your cost;

  •
  100% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date or the date of any failure to comply, whichever is earlier; and

  •
  any other amount required by applicable law or by order of any gaming authority.

        We will notify the indenture trustee in writing of any redemption as soon as practicable. We will not be responsible for any costs or expenses you may incur in connection with your application for a license, qualification or a finding of suitability, or your compliance with any other requirement of a gaming authority. The indenture also provides that as soon as a gaming authority requires you to sell your notes, you will, to the extent required by applicable gaming laws, have no further right:

  •
  to exercise, directly or indirectly, any right conferred by the notes; or

  •
  to receive from us any interest, dividends or any other distributions or payments, or any remuneration in any form, relating to the notes, except the redemption price we refer to above.

See the section "Description of the Exchange Notes" in this prospectus under the subheading "Mandatory Disposition Pursuant to Gaming Laws."

We are subject to extensive state and local regulation, and licensing and gaming authorities have significant control over our operations which could have an adverse effect on our business.

        The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. We currently conduct licensed gaming operations in Illinois, Michigan, Mississippi and Nevada through wholly owned subsidiaries and/or joint ventures. We are required by each of these states as well as the applicable local authorities in these states to hold various licenses and registrations, findings of suitability, permits and approvals to engage in gaming operations and meet requirements of suitability. The gaming authorities in each state where we conduct business may deny, limit, condition, suspend or revoke a gaming license, registration or finding of suitability. These gaming authorities also control approval of ownership interests in gaming operations. These gaming authorities may deny, limit, or suspend our gaming licenses, registrations, findings of suitability or the approval of any of our ownership interests in any of the licensed gaming operations conducted in these states for any cause they may deem reasonable.

        If we violate gaming laws or regulations that are applicable to us or any joint venture in which we participate, we may have to pay substantial fines or forfeit assets. If any of our gaming licenses are denied, suspended, revoked or not renewed this could have a material adverse effect on our business.

        To date, we and the joint ventures in which we participate have obtained all gaming licenses necessary for the operation of our existing gaming activities. However, gaming licenses and related approvals are privileges under Illinois, Michigan, Mississippi and Nevada law, and we cannot be sure that any new gaming license or related approvals that may be required in the future will be granted, or that our existing gaming licenses or related approvals will not be revoked, suspended, limited or not renewed.

        The Nevada Gaming Commission may, in its discretion, require the holder of any securities that we issue to file applications, be investigated, and be found suitable to own our securities if it has reason to believe that the security ownership would be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission determines that a person is unsuitable to own our securities, then, under the Nevada Gaming Control Act and the regulations promulgated under this Act, we can be sanctioned, including the loss of our approvals, if without the prior approval of the Nevada Gaming Commission, we:

  •
  pay to the unsuitable person any dividend, interest or any distribution whatsoever;

  •
  recognize any voting right by the unsuitable person in connection with the securities;

  •
  pay the unsuitable person remuneration in any form; or

  •
  make any payment to the unsuitable person including any principal, redemption, conversion, exchange, liquidation or similar payment.

        Similar to Nevada, the Illinois Gaming Board, the Michigan Gaming Control Board and the Mississippi Gaming Commission have jurisdiction over the holders and beneficial owners of securities that we issue and may also require their investigation and approval. An applicant must pay all costs of investigation incurred by a gaming authority in conducting an investigation relating to the applicant.

        In Nevada as well as Illinois, Michigan and Mississippi, we may not make a public offering of our securities without prior approval of the applicable gaming authorities if we intend to use the securities or proceeds from the offering to:

  •
  construct, acquire or finance gaming properties in these states; or

  •
  retire or extend obligations incurred for these purposes or for similar transactions.

        The Nevada Gaming Commission has granted to us prior approval to make public offerings of our securities through January 23, 2003, subject to some conditions. This approval also applies to any affiliated company that we wholly own which is a publicly traded corporation or would become a publicly traded corporation after a public offering. This approval also permits our registered and licensed subsidiaries to guarantee any security, and to pledge their assets to secure the payment or performance of any obligation evidenced by a security, issued by us or our wholly owned public affiliates in a public offering under the approval. This approval also includes approval to place restrictions upon the transfer of, and enter into agreements not to encumber, the equity securities of our registered and licensed subsidiaries. However, this approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada State Gaming Control Board and must be renewed biennially. The approval does not constitute a finding, recommendation or approval by the Nevada Gaming Commission or the Nevada State Gaming Control Board as to the accuracy or adequacy of this prospectus or the investment merits of the securities that we are offering. Any statement indicating otherwise is unlawful. We have received a similar approval from the Mississippi Gaming Commission which is effective until February 18, 2004. The exchange offer will qualify as a public offering and will be made in accordance with the Nevada approval and the Mississippi approval, each as currently in effect or as may be renewed in the discretion of the applicable gaming authority.

We face substantial competition in the hotel and casino industry.

        The hotel and casino industry is very competitive. Our hotel-casino operations in Las Vegas, which are conducted primarily from properties located along the Las Vegas Strip, currently compete with numerous other major hotel-casinos and a number of smaller casinos located on or near the Las Vegas Strip. Our Las Vegas operations also compete with casinos located in downtown Las Vegas, in Las Vegas' suburban areas and, to a lesser extent, with casino and hotel properties in other parts of Nevada, including Laughlin, Reno and along I-15 (the principal highway between Las Vegas and southern California) near the California-Nevada state line. Las Vegas casinos, including our own, also compete with Native American casinos in southern California (the principal source of business for Las Vegas casinos including our own) and central Arizona and, to a lesser extent, with casinos in other parts of the country.

        Circus Circus-Reno competes with approximately seven other major casinos (the majority of which offer hotel rooms), including Silver Legacy, a hotel-casino complex with 1,711 guest rooms, which is 50% owned by one of our wholly owned subsidiaries. Circus Circus-Reno and Silver Legacy also compete with numerous other smaller casinos in the greater Reno area and, to a lesser extent, with casinos and hotels in Lake Tahoe and other parts of Nevada. Reno casinos, including our own, also compete with Native American gaming in California and the northwestern United States.

        In Laughlin, the Colorado Belle and the Edgewater, which together accounted for approximately 25% of the rooms in Laughlin as of October 31, 2001, compete with nine other Laughlin casinos. They also compete with the hotel-casinos in Las Vegas and those on I-15 (the principal highway between Las Vegas and southern California) near the California-Nevada state line, as well as a growing number of

Native American casinos in Laughlin's regional market. The expansion of hotel and casino capacity in Las Vegas in recent years and the growth of Native American casinos in central Arizona and southern California have had a negative impact on Laughlin area properties, including the Colorado Belle and the Edgewater, by drawing visitors from the Laughlin market. This has, in turn, resulted in increased competition among Laughlin properties for a reduced number of visitors which contributes to generally lower revenues and profit margins at Laughlin properties, including the Colorado Belle and the Edgewater.

        Our Jean, Nevada properties, Gold Strike and Nevada Landing, are located on I-15 (the principal highway between Las Vegas and southern California), approximately 25 miles south of Las Vegas and 12 miles north of the California-Nevada border. These properties attract their customers almost entirely from the large number of people traveling between Las Vegas and southern California. Accordingly, these properties compete with the large concentration of hotel, casino and other entertainment options available in Las Vegas as well as three hotel-casinos located at the California-Nevada border. The growth of Native American casinos in southern California has also drawn visitors from the Jean, Nevada market.

        Gold Strike-Tunica competes with other casinos in Tunica County, Mississippi, including a hotel-casino which is closer to Memphis, the largest city in Tunica County's principal market, than any of the other facilities currently in operation in Tunica County. Gold Strike-Tunica's hotel tower, which has 1,066 guest rooms, was completed in early 1998 and provides this property with the second largest number of guest rooms in the Tunica County market.

        Grand Victoria is a 50% owned riverboat casino and land-based entertainment complex in Elgin, Illinois, a suburb approximately 40 miles northwest of downtown Chicago. Grand Victoria is one of nine licensed gaming riverboats currently operating in Illinois and is located approximately 20 miles and 40 miles, respectively, from its nearest competitors in Aurora, Illinois and Joliet, Illinois. Recently passed legislation in Illinois would allow a casino in Rosemont, approximately 16 miles from Grand Victoria. This legislation is being challenged in court.

        Gaming has expanded dramatically in the United States in recent years. Forms of gaming include:

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  riverboats;

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  dockside gaming facilities;

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  Native American gaming ventures;

  •
  land-based casinos;

  •
  state-sponsored lotteries;

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  off-track wagering;

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  Internet gaming; and

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  card parlors.

        Since 1990, when there were casinos in only three states (excluding casinos on Native American lands), gaming has spread to a number of additional states. In addition, other states are currently considering, or may in the future consider, legalizing casino gaming in specific geographic areas within their states. Many Native American tribes conduct casino gaming throughout the United States. Other Native American tribes are either in the process of establishing or are considering establishing gaming at additional locations, including sites in California and Arizona. The competitive impact on Nevada gaming establishments, in general, and our operations, in particular, from the continued growth of gaming in jurisdictions outside Nevada cannot be determined at this time, but, depending on the nature, location and extent of the growth of those operations, the impact could be material.

The continued growth of Native American gaming in California could have a material adverse effect on our Nevada operations.

        On March 7, 2000, California voters approved Proposition 1A which amended the California constitution and legalized "Nevada-style" gaming on Native American reservations. The passage of this amendment has allowed the expansion of existing Native American gaming operations, as well as the opening of new Native American gaming facilities. Each Native American tribe in California may operate up to 2,000 slot machines and up to two gaming facilities may be operated on any one reservation. Most existing Native American gaming facilities in California are modest compared to our Nevada casinos. However, numerous Native American tribes have announced that they are in the process of developing or are considering establishing large-scale hotel and gaming facilities in California. Numerous other tribes are at various stages of planning new or expanded facilities.

        Our operations in Reno, Nevada have been adversely impacted by the growth in Native American gaming in northern California that has occurred to date and our operations in Laughlin and Jean, Nevada have been adversely impacted by the growth of Native American gaming in southern California. While the competitive impact on our Nevada operations from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California could have a material adverse effect on our Nevada operations.

We may not be able to purchase your notes upon a change of control.

        Upon the occurrence of specified "change of control" events, Mandalay will be required to offer to purchase each holder's notes at a price of 101% of their principal amount plus accrued and unpaid interest. We may not have sufficient financial resources to purchase all of the notes that holders tender to us upon a change of control offer. The occurrence of a change of control could also constitute a default under our credit facilities and/or any of our future credit facilities. Our bank lenders may also have the right to prohibit any such purchase or redemption, in which event Mandalay would be in default on the notes. For further discussion, see the section "Description of the Exchange Notes" in this prospectus under the subheading "Change of Control."

An active trading market may not develop for these notes.

        We are offering the exchange notes to the holders of the old notes. The old notes were sold in December 2001 to a small number of institutional investors and are eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages (PORTAL) Market. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered and tendered but unaccepted old notes will be adversely affected. We cannot assure you that this market will provide liquidity for you if you want to sell your old notes.

        We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. The exchange notes are new securities for which there is currently no market. We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If one or more markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers of the old notes have advised us that they currently intend to make a market with respect to the exchange notes. However, they are not obligated to do so, and any market making activities may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer.

        The liquidity of, and trading market for, the exchange notes also may be adversely affected by changes in the market for securities such as the exchange notes and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

        As a result, you cannot be sure that an active trading market will develop for the exchange notes.

Certain construction risks may arise during the building of any new properties.

        Any major construction project we, or any joint venture in which we own an interest, may undertake will involve many risks. These risks include potential shortages of materials and labor, work stoppages, labor disputes, weather interference, unforeseen engineering, environmental or geological problems and unanticipated cost increases, any of which can give rise to delays or cost overruns. Construction, equipment or staffing requirements or problems or difficulties in obtaining any of the requisite licenses, permits, allocations or authorizations from regulatory authorities can increase the cost or delay the construction or opening of the facility or otherwise affect the project's planned design and features. It is possible that we may change budget and construction plans we have developed for a project for competitive or other reasons.

        In addition to all of the risks referred to in the preceding paragraph, the Detroit joint venture's construction of its planned permanent facility is dependent on the acquisition of the proposed permanent site and the satisfactory resolution of the litigation described in the documents we have incorporated by reference. Accordingly, there can be no assurance as to the commencement or successful completion of any project we or any joint venture in which we are a participant may undertake, including the Detroit joint venture's planned hotel-casino.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations about future events. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, intentions, financial condition, results of operations, future performance and business, including:

  •
  statements relating to our business strategy;

  •
  our current and future development plans; and

  •
  statements that include the words "may," "could," "should," "would," "believe," "expect," "anticipate," "estimate," "intend," "plan" or similar expressions.

        These forward-looking statements are subject to risks, uncertainties, and assumptions about us and our operations that are subject to change based on various important factors, some of which are beyond our control. The following factors, among others, could cause our financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements:

  •
  our development and construction activities and those of the joint ventures in which we participate;

  •
  competition;

  •
  our dependence on existing management;

  •
  leverage and debt service (including sensitivity to fluctuations in interest rates and ratings which national rating agencies assign to our outstanding debt securities);

  •
  domestic and global economic, credit and capital market conditions;

  •
  changes in federal or state tax laws or the administration of these laws;

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  changes in gaming laws or regulations (including the legalization or expansion of gaming in certain jurisdictions);

  •
  expansion of gaming on Native American lands, including lands in California;

  •
  applications for licenses and approvals under applicable laws and regulations (including gaming laws and regulations);

  •
  regulatory or judicial proceedings, including those relating to our Detroit joint venture property;

  •
  the consequences of any future security alerts and/or terrorist attacks such as the attacks that occurred on September 11, 2001; and

  •
  certain risks described in the section "Risk Factors" in this prospectus.

        If one or more of the assumptions underlying our forward-looking statements proves incorrect, then our actual results, performance or achievements in our fiscal 2002 and beyond could differ materially from those expressed in, or implied by, the forward-looking statements contained or incorporated by reference in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking statements.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether written or oral, whether as a result of new information, changed assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange of the exchange notes for the old notes pursuant to the exchange offer.

        We used the aggregate net proceeds from the offering of the old notes, which were approximately $292.3 million after deducting fees and expenses associated with the offering, to repay the entire amount of our indebtedness under our $150 million capital markets term loan facility and a portion of the outstanding debt under our $850 million revolving credit facility.

CAPITALIZATION

        The following table sets forth our capitalization at October 31, 2001:

  •
  on a historical basis; and

  •
  as adjusted after giving effect to the offering of the old notes and the application of the net proceeds of approximately $292.3 million.

        You should read this information together with the information in the section "Use of Proceeds" in this prospectus and the audited consolidated financial statements and related notes for the fiscal year ended January 31, 2001 and the unaudited condensed consolidated financial statements and related notes for the nine months ended October 31, 2001 incorporated by reference in this prospectus.

	October 31, 2001
	Actual	As Adjusted
	(Unaudited) (Dollars in thousands)
Cash and cash equivalents	$100,595	$100,595

Current portion of long-term debt	$37,251	$37,251

Long-term debt:
Credit facilities (1)	750,000	457,664
Joint venture credit facility (2)	40,000	40,000
6.45% senior notes due 2006	199,813	199,813
9 1/2% senior notes due 2008	200,000	200,000
7.00% debentures due 2036	149,904	149,904
6.70% debentures due 2096	149,900	149,900
6 3/4% senior subordinated notes due 2003	149,973	149,973
9 1/4% senior subordinated notes due 2005	275,000	275,000
10 1/4% senior subordinated notes due 2007	500,000	500,000
7 5/8% senior subordinated debentures due 2013	150,000	150,000
9 3/8% senior subordinated notes due 2010	—	297,836
Other notes	4,653	4,653

Total long-term debt, net of current portion	2,569,243	2,574,743

Total stockholders' equity	985,437	985,437

Total capitalization	$3,591,931	$3,597,431

(1)
Our credit facilities at October 31, 2001 provided us with a $850 million revolving credit facility, a $250 million term loan facility and a $150 million capital markets term loan facility. A portion of the net proceeds of our offering of the old notes was used to repay the entire amount of our $150 million capital markets term loan facility, thus reducing our borrowing capacity under our two remaining credit facilities to $1.1 billion. As of January 31, 2002, we had $380 million of indebtedness outstanding under our credit facilities. Our ability to borrow under the credit facilities is subject to our compliance with the covenants in the credit facilities. For additional information, see the section "Description of Other Indebtedness" in this prospectus.

(2)
MotorCity Casino is a 53.5%-owned joint venture. Therefore, for financial reporting purposes, MotorCity Casino's credit facility is reflected as an obligation of Mandalay.

DESCRIPTION OF OTHER INDEBTEDNESS

        The following is a brief summary of important terms of Mandalay's other material indebtedness:

Credit Facilities

        In August 2001, we replaced our $1.8 billion unsecured credit facility, dated May 23, 1997, with three separate facilities that totaled $1.25 billion. These credit facilities included a $150 million capital markets term loan facility which was paid in full using a portion of the net proceeds we received from the issuance of the old notes, thus reducing our borrowing capacity under the two remaining facilities to $1.1 billion. The remaining credit facilities, which are for general corporate purposes, include a $250 million term loan facility, the entire amount of which is currently outstanding, and an $850 million revolving facility, $130 million of which was outstanding at January 31, 2002. Each of our credit facilities is unsecured and provides for the payment of interest, at our option, either at a rate equal to or an increment above the higher of the Bank of America, N.A. "prime rate" and the Federal Reserve Board "Federal Funds Rate" plus 50 basis points or, alternatively, at a Eurodollar-based rate. At October 31, 2001, the effective rate of interest incurred by us on the indebtedness outstanding under our credit facilities was 4.3% per annum. Each of the credit facilities includes financial covenants regarding our total debt and interest coverage and contains covenants that limit our ability, among other things, to dispose of our assets, make distributions on our capital stock, engage in a merger, incur liens and engage in transactions with our affiliates. The entire principal amount then outstanding under our credit facilities becomes due and payable on August 21, 2006, unless the maturity date is extended with the consent of the lenders.

        Subsequent to October 31, 2001, we amended the covenants under each of our credit facilities to provide for more liberal tests for total debt and interest coverage. These amendments were obtained to address the impact of the events of September 11. The amended covenants were effective with the quarter ended January 31, 2002 and will continue to provide relief through the quarter ending July 31, 2003. As of October 31, 2001 we were, and as of the date hereof we are, in compliance with all of the covenants in our credit facilities, including the interest coverage and total debt ratios.

        The indebtedness outstanding under our $850 million revolving facility at January 31, 2002 reflects our repayment of a portion of the then outstanding indebtedness under that facility during the fiscal quarter then ended, utilizing approximately $142.3 million of the net proceeds we received from the issuance of the old notes and an additional $128.5 million of net proceeds we received as a result of sale lease-back transactions we consummated subsequent to the issuance of the old notes.

6.45% Senior Notes due 2006

        In February 1996, we issued $200 million of 6.45% senior notes due February 1, 2006 in a registered offering. The 6.45% notes are not redeemable prior to their maturity. The 6.45% notes are unsecured senior obligations and rank equally with all of our senior unsecured debt.

9 1/2% Senior Notes due 2008

        In August 2000, we issued $200 million aggregate principal amount of 9 1/2% senior notes due 2008 in a private placement. The 9 1/2% notes are redeemable at any time prior to their maturity at a redemption price equal to 100% of their principal amount plus a make-whole premium. The 9 1/2% notes are unsecured senior obligations and rank equally with our other senior debt and senior to our subordinated debt.

7.0% Debentures due 2036

        In November 1996, we issued $150 million aggregate principal amount of 7.0% debentures due 2036 in a registered offering. The 7.0% debentures are not redeemable at our option prior to their maturity. The debentures are redeemable at the option of their holders on November 15, 2008 at 100% of their principal amount plus accrued interest. The 7.0% debentures are unsecured senior obligations and rank equally with all of our senior unsecured debt.

6.70% Debentures due 2096

        In November 1996, we issued $150 million aggregate principal amount of 6.70% debentures due 2096 in a registered offering. The 6.70% debentures are not redeemable at our option prior to their maturity. The debentures are redeemable at the option of their holders on November 15, 2003 at 100% of their principal amount plus accrued interest. The 6.70% debentures are unsecured senior obligations and rank equally with all of our senior unsecured debt.

6 3/4% Senior Subordinated Notes due 2003

        In July 1993, we issued $150 million aggregate principal amount of 6 3/4% senior subordinated notes due 2003 in a registered offering. The 6 3/4% notes are not redeemable prior to their maturity. The 6 3/4% notes are unsecured senior subordinated obligations and rank junior to all of our senior debt.

9 1/4% Senior Subordinated Notes due 2005

        In November 1998, we issued $275 million aggregate principal amount of 9 1/4% senior subordinated notes due 2005 in a registered offering. The 9 1/4% notes are redeemable at any time prior to their maturity at the redemption prices described in the indenture governing the 9 1/4% notes. The 9 1/4% notes are unsecured senior subordinated obligations and rank junior to all of our senior debt.

10 1/4% Senior Subordinated Notes due 2007

        In July 2000, we issued $500 million aggregate principal amount of 10 1/4% senior subordinated notes due 2007 in a private placement. The 10 1/4% notes are redeemable at any time prior to their maturity at a redemption price equal to 100% of their principal amount plus a make-whole premium. The 10 1/4% notes are unsecured senior subordinated obligations and rank junior to all of our senior debt.

7 5/8% Senior Subordinated Debentures due 2013

        In July 1993, we issued $150 million aggregate principal amount of 7 5/8% senior subordinated debentures due 2013 in a registered offering. The 7 5/8% debentures are not redeemable prior to their maturity. The 7 5/8% debentures are unsecured senior subordinated obligations and rank junior to all of our senior debt.

Commercial Paper Program

        We have a $1 billion commercial paper program. To the extent that we incur debt under this program, we must maintain an equivalent amount of credit available under our revolving credit facility. We have borrowed under the program for various periods since it was established. At October 31, 2001, we did not have any outstanding borrowings under the commercial paper program.

THE EXCHANGE OFFER

General

        As of the date of this prospectus, $300 million in principal amount of the old notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent to holders on March 29, 2002.

Purpose of the Exchange Offer

        We issued the old notes on December 20, 2001 in a transaction exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act"). Accordingly, the old notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

        In connection with the sale of the old notes, we entered into a registration rights agreement, which requires us to:

  •
  file a registration statement with the Securities and Exchange Commission (the "Commission") relating to the exchange offer not later than 60 days after the date of issuance of the old notes;

  •
  to cause the registration statement relating to the exchange offer to become effective under the Securities Act within 120 days after the date of issuance of the old notes; and

  •
  to complete the exchange offer within 150 days from the original issuance of the old notes or, if obligated to file a shelf registration statement, to use our best efforts to cause the shelf registration statement to be declared effective by the 90th day after the shelf registration statement is filed with the Commission. We have filed a copy of the registration rights agreement as an exhibit to the registration statement of which this prospectus is a part.

        We are making the exchange offer to satisfy our obligations under the registration rights agreement. Other than pursuant to the registration rights agreement, we are not required to file any registration statement to register any outstanding old notes. Holders of old notes who do not tender their old notes or whose old notes are tendered but not accepted in the exchange offer must rely on an exemption from the registration requirements under the securities laws, including the Securities Act, if they wish to sell their old notes.

        We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued in the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  •
  the exchange notes are acquired in the ordinary course of the holder's business;

  •
  the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  •
  the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

        For additional information, see the discussion in this section under the subheading "Resale of Exchange Notes." Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see the section "Plan of Distribution" in this prospectus.

Terms of the Exchange

        We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, $1,000 in principal amount of exchange notes for each $1,000 in principal amount of the old notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes will generally be freely transferable by holders of the exchange notes and will not be subject to the terms of the registration rights agreement. The exchange notes will evidence the same indebtedness as the old notes exchanged therefor and will be entitled to the benefits of the indenture. For additional information, see the section "Description of the Exchange Notes" in this prospectus.

        The exchange offer is not conditioned upon the tender of any minimum principal amount of old notes.

        We have not requested, and do not intend to request, an interpretation by the staff of the Commission as to whether the exchange notes issued in exchange for the old notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the Commission set forth in a series of no-action letters issued to third parties, we believe that exchange notes issued in the exchange offer in exchange for old notes may be offered for sale, resold and otherwise transferred by any holder of exchange notes, other than any holder that is a broker-dealer or is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

  •
  the exchange notes are acquired in the ordinary course of the holder's business;

  •
  the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes; and

  •
  the holder is not engaged in, and does not intend to engage in a distribution of the exchange notes.

        Since the Commission has not considered the exchange offer in the context of a no-action letter, we can provide no assurance that the staff of the Commission would make a similar determination with respect to the exchange offer. Any holder who is an affiliate of ours or who tenders old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on the interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see the section "Plan of Distribution" in this prospectus.

        The exchange notes will accrue interest from the last interest payment date on which interest was paid on the old notes or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was on December 20, 2001. Holders whose old notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the old notes.

        Tendering holders of the old notes will not be required to pay brokerage commissions or fees or, transfer taxes, except as specified in the instructions in the letter of transmittal, with respect to the exchange of the old notes in the exchange offer.

Expiration Date; Extension; Termination; Amendment

        The exchange offer will expire at 5:00 p.m., New York City time, on April 30, 2002, unless we, in our sole discretion, have extended the period of time for which the exchange offer is open. The time and date, as it may be extended, is referred to herein as the "expiration date." The expiration date will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act. We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any old notes. We will extend the expiration date by giving oral or written notice of the extension to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During the extension, all old notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

        We expressly reserve the right to:

  •
  terminate or amend the exchange offer and not to accept for exchange any old notes not previously accepted for exchange upon the occurrence of any of the events specified in this section under the subheading "Certain Conditions to the Exchange Offer" which have not been waived by us; and

  •
  amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to the holders of the old notes, whether before or after any tender of the old notes.

        If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to the holders of the old notes as promptly as practicable.

        For purposes of the exchange offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the old notes promptly following the expiration date.

Procedures For Tendering Old Notes

        Our acceptance of old notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal. All references in this prospectus to the letter of transmittal are deemed to include a facsimile of the letter of transmittal.

        A holder of old notes may tender the old notes by:

  •
  properly completing and signing the letter of transmittal;

  •
  properly completing any required signature guarantees;

  •
  properly completing any other documents required by the letter of transmittal; and

  •
  delivering all of the above, together with the certificate or certificates representing the old notes being tendered, to the exchange agent at its address set forth below on or prior to the expiration date; or

  •
  complying with the procedure for book-entry transfer described below; or

  •
  complying with the guaranteed delivery procedures described below.

        The method of delivery of old notes, letters of transmittal and all other required documents is at the election and risk of the holders. If the delivery is by mail, it is recommended that registered mail properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to ensure timely delivery. Holders should not send old notes or letters of transmittal to us.

        The signature on the letter of transmittal need not be guaranteed if:

  •
  tendered old notes are registered in the name of the signer of the letter of transmittal; and

  •
  the exchange notes to be issued in exchange for the old notes are to be issued in the name of the holder; and

  •
  any untendered old notes are to be reissued in the name of the holder.

In any other case, the tendered old notes must be:

  •
  endorsed or accompanied by written instruments of transfer in form satisfactory to us;

  •
  duly executed by the holder; and

  •
  the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution, each an "eligible institution" that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act.

If the exchange notes and/or old notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the old notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

        The exchange agent will make a request within two business days after the date of receipt of this prospectus to establish accounts with respect to the old notes at The Depository Trust Company, the "book-entry transfer facility," for the purpose of facilitating the exchange offer. We refer to the Depository Trust Company in this prospectus as "DTC." Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of old notes by causing the book-entry transfer facility to transfer the old notes into the exchange agent's account with respect to the old notes in accordance with the book-entry transfer facility's procedures for the transfer. Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent's message, must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

        The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program. We refer to the Automated Tender Offer Program in this prospectus as "ATOP." Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer old notes to the exchange agent in accordance with DTC's ATOP procedures for transfer. DTC will then send an agent's message.

        The term "agent's message" means a message which:

  •
  is transmitted by DTC;

  •
  received by the exchange agent and forming part of the book-entry transfer;

  •
  states that DTC has received an express acknowledgment from a participant in DTC that is tendering old notes which are the subject of the book-entry transfer;

  •
  states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

  •
  states that we may enforce the agreement against the participant.

        If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or old notes to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the holder may effect a tender if the exchange agent has received at its address set forth below on or prior to the expiration date, a letter, telegram or facsimile transmission, and an original delivered by guaranteed overnight courier, from an eligible institution setting forth:

  •
  the name and address of the tendering holder;

  •
  the names in which the old notes are registered and, if possible, the certificate numbers of the old notes to be tendered; and

  •
  a statement that the tender is being made thereby and guaranteeing that within three business days after the expiration date, the old notes in proper form for transfer, or a confirmation of book-entry transfer of such old notes into the exchange agent's account at the book-entry transfer facility and an agent's message, will be delivered by the eligible institution together with a properly completed and duly executed letter of transmittal and any other required documents.

        Unless old notes being tendered by the above-described method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when:

  •
  the tendering holder's properly completed and duly signed letter of transmittal, or a properly transmitted agent's message, accompanied by the old notes or a confirmation of book-entry transfer of the old notes into the exchange agent's account at the book-entry transfer facility is received by the exchange agent; or

  •
  a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution is received by the exchange agent.

        Issuances of exchange notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution will be made only against deposit of the letter of transmittal and any other required documents and the tendered old notes or a confirmation of book-entry and an agent's message.

        All questions as to the validity, form, eligibility, including time of receipt, and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any old notes not properly tendered or not to accept any old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. The interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions contained in the letter of transmittal, by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of us incur any liability for failure to give such notification.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of old notes, the old notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the old notes.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.

        By tendering, each holder represents to us that, among other things:

  •
  the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder;

  •
  the holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

  •
  the holder is not an "affiliate," as defined under Rule 405 of the Securities Act, of ours.

        Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For additional information, see the section "Plan of Distribution" in this prospectus.

Terms and Conditions of the Letter of Transmittal

        The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.

        The party tendering old notes for exchange exchanges, assigns and transfers the old notes to us and irrevocably constitutes and appoints the exchange agent as his agent and attorney-in-fact to cause the old notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the "transferor." The transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the old notes and to acquire exchange notes issuable upon the exchange of the tendered old notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered old notes or transfer ownership of such old notes on the account books maintained by a book-entry transfer facility. The transferor further agrees that acceptance of any tendered old notes by us and the issuance of exchange notes in exchange for old notes will constitute performance in full by us of various of our obligations under the registration rights agreement. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.

        The transferor certifies that it is not an "affiliate" of ours within the meaning of Rule 405 under the Securities Act and that it is acquiring the exchange notes offered hereby in the ordinary course of the transferor's business and that the transferor has no arrangement with any person to participate in the distribution of the exchange notes.

        Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of exchange notes. Each transferor which is a broker-dealer receiving exchange notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Withdrawal Rights

        Tenders of old notes may be withdrawn at any time prior to the expiration date.

        For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission, with receipt confirmed by telephone, or letter must be received by the exchange agent at the address set forth in this prospectus prior to the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person having tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of such old notes;

  •
  specify the principal amount of old notes to be withdrawn;

  •
  include a statement that the holder is withdrawing his election to have the old notes exchanged;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the old notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any such old notes are to be registered, if different from that of the person who tendered the old notes.

        The exchange agent will return the properly withdrawn old notes promptly following receipt of the notice of withdrawal. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us and our determination will be final and binding on all parties.

        Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the old notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the old notes will be returned as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described in this section under the subheading "Procedures for Tendering Old Notes" at any time prior to the expiration date.

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, on the expiration date, all old notes properly tendered and will issue the exchange notes promptly after such acceptance. See the discussion in this section under the subheading "Certain Conditions to the Exchange Offer" for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.

        For each old note accepted for exchange, the holder of the old note will receive an exchange note having a principal amount equal to that of the surrendered old note.

        In all cases, issuance of exchange notes for old notes that are accepted for exchange pursuant to the exchange offer will be made only after:

  •
  timely receipt by the exchange agent of certificates for the old notes or a timely book-entry confirmation of the old notes into the exchange agent's account at the book-entry transfer facility;

  •
  a properly completed and duly executed letter of transmittal, or a properly transmitted agent's message; and

  •
  timely receipt by the exchange agent of all other required documents.

        If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the non-exchanged old notes will be credited to an account maintained with the book-entry transfer facility. In either case, the old notes will be returned as promptly as practicable after the expiration of the exchange offer.

Certain Conditions to the Exchange Offer

        Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely press release, if at any time before the acceptance of the old notes for exchange or the exchange of the exchange notes for such old notes, any of the following conditions exist:

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment would reasonably be expected to impair our ability to proceed with the exchange offer; or

  •
  the exchange offer, or the making of any exchange by a holder, violates applicable law or any applicable interpretation of the staff of the Commission.

        Regardless of whether any of the conditions has occurred, we may amend the exchange offer in any manner which, in our good faith judgment, is advantageous to holders of the old notes.

        The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition or we may waive any condition in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of the right and each right will be deemed an ongoing right which we may assert at any time and from time to time.

        If we waive or amend the conditions above, we will, if required by law, extend the exchange offer for a minimum of five business days from the date that we first give notice, by public announcement or otherwise, of the waiver or amendment, if the exchange offer would otherwise expire within the five business-day period. Any determination by us concerning the events described above will be final and binding upon all parties.

        The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

Exchange Agent

        The Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below:

By Registered or Certified Mail: The Bank of New York 15 Broad Street, 16th Floor New York, New York 10286 Attn: William Buckley Reorganization Unit	Facsimile Transactions: (Eligible Institutions Only) (212) 235-2261 To Confirm by Telephone or for Information Call: (212) 235-2352	By Hand or Overnight Delivery: The Bank of New York 15 Broad Street Corporate Trust Services Window Lobby Level New York, New York 10286 Attn: William Buckley Reorganization Unit

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.

        Delivery to an address other than as set forth on the letter of transmittal, or transmissions of instructions via a facsimile number other than the one set forth on the letter of transmittal, will not constitute a valid delivery.

Solicitation of Tenders; Fees and Expenses

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the old notes and in handling or forwarding tenders for their customers.

        We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate the expenses to be approximately $125,000, which includes fees and expenses of the exchange agent and trustee, registration fees, and accounting, legal, printing and related fees and expenses.

        No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to this prospectus, under any circumstances, creates any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, and tenders will not be accepted from or on behalf of, holders of old notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the exchange offer to holders of old notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of old notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

  •
  certificates representing exchange notes or old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered; or

  •
  tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes pursuant to the exchange offer.

        We will bill the amount of the transfer taxes directly to the tendering holder if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

Accounting Treatment

        For accounting purposes, we will not recognize gain or loss upon the exchange of the exchange notes for old notes. We will amortize expenses incurred in connection with the issuance of the exchange notes over the term of the exchange notes.

Consequences Of Failure To Exchange

        Holders of old notes who do not exchange their old notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as described in the legend on the old notes. Old notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the old notes under the Securities Act.

        Participation in the exchange offer is voluntary, and holders of old notes should carefully consider whether to participate. Holders of old notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

        As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. Holders of old notes who do not tender their old notes in the exchange offer will continue to hold the old notes and will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this exchange offer. All untendered old notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered old notes could be adversely affected.

        We may in the future seek to acquire, subject to the terms of the indenture, untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any old notes which are not tendered in the exchange offer.

Resale of Exchange Notes

        We are making the exchange offer in reliance on the position of the staff of the Commission as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued pursuant to the exchange offer in exchange for old notes may be offered for resale, resold and otherwise transferred by a holder, other than any holder who is a broker-dealer or an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

  •
  the exchange notes are acquired in the ordinary course of the holder's business; and

  •
  the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the exchange notes.

        However, any holder who is:

  •
  an "affiliate" of ours;

  •
  who has an arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer; or

  •
  any broker-dealer who purchased old notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

could not rely on the applicable interpretations of the staff and must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see the section "Plan of Distribution" in this prospectus.

        In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests. The registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any exchange notes.

Shelf Registration Statement

        If:

  •
  any changes in law or the applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer; or

  •
  for any reason the exchange offer is not consummated within 150 days following the date of original issuance of the old notes; or

  •
  any holder of the old notes, other than the initial purchasers, is not eligible to participate in the exchange offer; or

  •
  upon the request of any initial purchaser under specified circumstances,

we will, at our cost:

  •
  as promptly as practicable, file the shelf registration statement covering resales of the old notes;

  •
  use our best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 90 days after the shelf registration statement is filed with the Commission; and

  •
  use our best efforts to keep the shelf registration statement effective until two years after its effective date or until one year after the effective date if the shelf registration statement is filed at the request of any initial purchaser.

        We will, in the event of the filing of a shelf registration statement, provide to each holder of the old notes copies of the prospectus which is a part of the shelf registration statement, notify each holder when the shelf registration statement for the old notes has become effective and take other actions as are required to permit unrestricted resales of the old notes. A holder of old notes that sells the old notes pursuant to the shelf registration statement generally:

  •
  will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers;

  •
  will be subject to some of the civil liability provisions under the Securities Act in connection with the sales; and

  •
  will be bound by the provisions of the registration rights agreement which are applicable to the holder, including specified indemnification obligations.

In addition, each holder of the old notes will be required to deliver information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods specified in the registration rights agreement in order to have their old notes included in the shelf registration statement and to benefit from the provisions regarding liquidated damages described below.

Liquidated Damages

        The registration rights agreement states that if:

  (a)
  the exchange offer registration statement is not filed with the Commission on or prior to the 60th calendar day following the date of original issue of the old notes;

  (b)
  the exchange offer registration statement is not declared effective on or prior to the 120th calendar day following the date of original issue of the old notes; or

  (c)
  the exchange offer is not consummated or a shelf registration statement is not declared effective, in either case, on or prior to the 150th calendar day following the date of original issue of the old notes, the interest rate borne by the old notes will increase by 0.25% per year upon the occurrence of any of the events described in (a) through (c) above, each of which will constitute a registration default. The interest rate will continue to increase by 0.25% each 90-day period that a registration default continues, provided that the maximum aggregate increase in the interest rate will in no event exceed one percent (1%) per year. We refer to this increase in the interest rate on the old notes as "Additional Interest." Following the cure of all registration defaults, the accrual of Additional Interest will cease and the interest rate will revert to the original rate. The registration statement of which this prospectus is a part was filed within the 60-day period specified in (a) above.

DESCRIPTION OF THE EXCHANGE NOTES

        You can find the definitions of certain terms used in this description in this section under the subheading "Certain Definitions." In this description, the word "Mandalay" refers only to Mandalay Resort Group and not to any of its subsidiaries. The term "exchange notes" refers to the 9 3/8% Senior Subordinated Notes due 2010 offered pursuant to this prospectus. The term "notes" refers to the old notes and the exchange notes collectively.

        Mandalay will issue the exchange notes under an indenture between itself and The Bank of New York, as trustee. The terms of the exchange notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

        The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because the indenture, and not this description, defines your rights as holders of the exchange notes. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

Ranking

        The exchange notes will be:

  •
  unsecured general obligations of Mandalay;

  •
  junior in right of payment to all existing and future Senior Debt of Mandalay; and

  •
  equal in right of payment with all existing and future senior subordinated Debt of Mandalay.

        The exchange notes will effectively rank junior to all liabilities of Mandalay's subsidiaries, including trade payables.

        After giving effect to the issuance of the old notes and the application of the net proceeds, Mandalay would have had approximately $1.2 billion of Senior Debt outstanding at October 31, 2001 and Mandalay's subsidiaries would have had approximately $592.2 million of indebtedness outstanding at October 31, 2001, excluding any indebtedness included in Senior Debt. The indenture will permit Mandalay and its subsidiaries to incur additional Debt, including the incurrence of additional Senior Debt by Mandalay.

Principal, Maturity and Interest

        Mandalay will issue exchange notes with a maximum aggregate principal amount of $300 million. Mandalay will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on February 15, 2010.

        Interest on the exchange notes will accrue at the annual rate of 9 3/8%. Interest will be payable semiannually in arrears on February 15 and August 15, beginning on August 15, 2002. Mandalay will make each interest payment to the holders of record of the notes on the immediately preceding February 1 and August 1.

        Interest on the exchange notes will accrue from the last interest payment date on which interest was paid on the old notes, or, if no interest was paid on the old notes, from the date of issuance of the old notes, which was December 20, 2001. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Redemption

        Except as provided below, Mandalay may not redeem the exchange notes prior to maturity. Prior to maturity, upon not less than 30 nor more than 60 days' notice, Mandalay may redeem the notes in whole but not in part at a redemption price equal to 100% of the principal amount of the notes plus the Make-Whole Premium, together with accrued and unpaid interest thereon, if any, to the applicable redemption date.

        "Make-Whole Premium" means, with respect to any note at any redemption date, the excess, if any, of (a) the present value of the sum of the principal amount that would be payable on such note at maturity and all remaining interest payments (not including any portion of such payments of interest accrued as of the redemption date) to and including February 15, 2010 discounted on a semi-annual bond equivalent basis from February 15, 2010 to the redemption date at a per annum interest rate equal to the sum of the Treasury Yield (determined on the business day immediately preceding the date of such redemption), plus 50 basis points, over (b) the principal amount of the note being redeemed.

        "Treasury Yield" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption (or, if such Statistical Release is no longer published, any publicly available source of similar data)) most nearly equal to the then remaining average life of the notes, provided that if the average life of the notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury yield shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the average life of the notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Notice

        Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes at its registered address. If the notes are called for redemption, they will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on the notes, unless Mandalay defaults in providing the funds for the redemption, and the notes will no longer be outstanding.

Mandatory Redemption

        Mandalay will not be required to make any mandatory sinking fund payments with respect to the exchange notes.

Mandatory Disposition Pursuant to Gaming Laws

        Each holder, by accepting an exchange note, is deemed to have agreed that if the gaming authority of any jurisdiction in which Mandalay or any of its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of exchange notes be licensed, qualified or found suitable under applicable gaming laws, the holder or beneficial owner, as the case may be, will apply for a license, qualification or a finding of suitability within the required time period. If the person fails to apply or become licensed or qualified or is found unsuitable, Mandalay will have the right, at its option:

  •
  to require the person to dispose of its exchange notes or beneficial interest in the exchange notes within 30 days of receipt of notice of Mandalay's election or any earlier date that the gaming authority may request or prescribe; or

  •
  to redeem the exchange notes (possibly within less than 30 days following the notice of redemption if requested or prescribed by the gaming authority) at a redemption price equal to the lesser of:

  •
  the person's cost;

    •
    100% of the principal amount of the exchange notes, plus accrued and unpaid interest, if any, to the redemption date or the date of any failure to comply, whichever is earlier; and

    •
    any other amount as may be required by applicable law or by order of any gaming authority.

        Mandalay will notify the trustee in writing of any redemption under these circumstances as soon as practicable. Mandalay will not be responsible for any costs or expenses any holder may incur in connection with its application for a license, qualification or a finding of suitability.

        Immediately upon the imposition by any gaming authority of a finding that any holder or beneficial owner dispose of the exchange notes, that holder or beneficial owner will have no further right:

  •
  to exercise, directly or indirectly, through any trustee, nominee or any other person or entity, any right conferred by the exchange notes; or

  •
  to receive any interest, dividends or any other distributions or payments with respect to the exchange notes, except the redemption price referred to above.

Subordination

        The payment of principal, premium and interest, if any, on the exchange notes will be junior in right of payment to the prior payment in full of all current and future Senior Debt of Mandalay.

        Upon the maturity of any Senior Debt because of lapse of time, acceleration or otherwise, payment in full must be made on that Senior Debt before the holders of the exchange notes will be entitled to receive any payment with respect to the exchange notes. The holders of Senior Debt will be entitled to receive payment in full of all obligations due on the Senior Debt (including interest after the commencement of any bankruptcy, insolvency or similar proceeding at the rate specified in the applicable Senior Debt, whether or not the interest is an allowed claim in any such proceeding) before the holders of the exchange notes will be entitled to receive any payment with respect to the exchange notes (except that holders of the exchange notes may receive payments made from the trust described in this section under the subheading "Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of Mandalay:

  •
  in a liquidation or dissolution or other winding-up or reorganization, whether voluntary or involuntary, of Mandalay;

  •
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Mandalay or its property;

  •
  in an assignment for the benefit of creditors; or

  •
  in any marshaling of Mandalay's assets and liabilities.

        Mandalay also may not make any payment in respect of the exchange notes, except from the trust described in this section under the subheading "Legal Defeasance and Covenant Defeasance," if an event of default on Senior Debt occurs and is continuing beyond any applicable grace period that entitles the holders of the Senior Debt to accelerate the maturity of the Senior Debt or if the event of default would be caused by any payment upon or in respect of the exchange notes; provided, however, that if the event of default is other than a default in payment of any amount due in connection with the Senior Debt, Mandalay will be permitted to continue to make payments of interest on the exchange notes.

        If Mandalay makes any payment or distribution to the trustee or any holder of the exchange notes prohibited by the terms of the Senior Debt, the payment will be required to be paid over and delivered to the holders of the Senior Debt or their representatives.

        If Mandalay fails to make any payment on the notes when due or within any applicable grace period, whether or not on account of the subordination provisions referred to above, the failure would constitute an Event of Default under the indenture and would enable the holders of the notes to accelerate the maturity of the notes. See the discussion in this section under the subheading "Events of Default."

        As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Mandalay, holders of the notes may recover less, ratably, than creditors of Mandalay who are holders of Senior Debt. See the discussion in the section "Risk Factors" in this prospectus under the caption "The right to receive payments on the notes will be junior to some of our existing and possibly all of our future borrowings."

Additional Covenants of Mandalay

Limitation on Liens

        Neither Mandalay nor any subsidiary will issue, assume or guarantee any Debt secured by a Lien upon any Consolidated Property without securing the notes on an equal or ratable basis with (or prior to) the Debt secured by the Lien, for so long as the Debt shall be so secured; provided, however, that this limitation will not apply to:

  (a)
  Liens existing on the date of issuance of the old notes;

  (b)
  Liens affecting property of a corporation or other entity existing at the time it becomes a subsidiary of Mandalay or at the time of acquisition through a merger, a consolidation or otherwise by Mandalay or any subsidiary;

  (c)
  Liens on property existing at the time of acquisition or incurred to secure payment of all or part of the purchase price or to secure Debt incurred prior to, at the time of, or within 24 months after the acquisition, for the purpose of financing all or part of the purchase price;

  (d)
  Liens on property to secure all or part of the cost of improvements or construction or Debt incurred to provide funds for that purpose in a principal amount not exceeding the cost of those improvements or construction;

  (e)
  Liens to secure Debt of a subsidiary to Mandalay or to a subsidiary of Mandalay;

  (f)
  Liens to secure Debt of Mandalay, the proceeds of which are used substantially simultaneously to retire Funded Debt;

  (g)
  purchase money security Liens on personal property;

  (h)
  Liens securing Debt of Mandalay, the proceeds of which are used within 24 months for the Project Cost of the construction and development or improvement of a Resort Property;

  (i)
  Liens on the stock, partnership or other equity interest of Mandalay or any subsidiary in any Joint Venture or any subsidiary which owns an equity interest in the Joint Venture to secure Debt, provided the amount of the Debt is contributed and/or advanced solely to the Joint Venture;

  (j)
  Liens securing Senior Debt;

  (k)
  Liens to any government or governmental body, including the United States or any state, or any department, agency, instrumentality, or political subdivision of any such jurisdiction;

  (l)
  Liens required by any contract or statute in order to permit Mandalay or any subsidiary to perform any contract made by Mandalay or any subsidiary with or at the request of a governmental entity including the United States or any state, or any department, agency, instrumentality or political subdivision of any such jurisdiction;

  (m)
  mechanic's, materialman's, carrier's or other like Liens, arising in the ordinary course of business;

  (n)
  Liens for taxes and assessments and similar charges either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and to which Mandalay or a subsidiary shall have set aside adequate reserves on its books;

  (o)
  zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property and minor irregularities of title incident thereto which do not in the aggregate materially detract from the value of the property or assets of Mandalay and its subsidiaries taken as a whole or impair the use of such property in the operation of Mandalay's or any of its subsidiary's business; and

  (p)
  any extension, renewal, replacement or refinancing of any Lien referred to in the foregoing clauses (a) through (j) inclusive or of any Debt secured thereby; provided that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal, replacement or refinancing, and that such extension, renewal, replacement or refinancing Lien shall be limited to all or part of substantially the same property which secured the Lien extended, renewed, replaced or refinanced (plus improvements on such property).

        Notwithstanding the foregoing, Mandalay and any of its subsidiaries may, without securing the exchange notes, issue, assume or guarantee Debt which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Debt of Mandalay and its subsidiaries would otherwise be subject to the foregoing restrictions (not including Debt permitted to be secured under clauses (a) through (j) inclusive above) and the aggregate Value of Sale and Lease-Back Transactions (other than those in connection with which Mandalay has voluntarily retired Funded Debt) does not any one time exceed 15% of Consolidated Net Tangible Assets of Mandalay and its subsidiaries.

Limitation on Sale and Lease-Back Transactions

        Neither Mandalay nor any subsidiary will enter into any arrangement with any Person (other than Mandalay or a subsidiary of Mandalay), or to which any such person is a party providing for the lease to Mandalay or a subsidiary for a period of more than three years of any Consolidated Property that has been or is to be sold or transferred by Mandalay or any subsidiary to that Person or to any other Person (other than Mandalay or a subsidiary), to which funds have been or are to be advanced by that Person or other Person on the security of the leased property ("Sale and Lease-Back Transaction"), unless either:

  •
  Mandalay or the subsidiary would be entitled, pursuant to the provisions described in clauses (a) through (p) under "—Limitation on Liens" above, to create, assume or suffer to exist a Lien on the property to be leased without equally and ratably securing the notes, or

  •
  an amount equal to the Value of such Sale and Lease-Back Transaction (subject to credits for certain voluntary retirements of Funded Debt)

is applied within 120 days to the retirement or other discharge of the notes or Funded Debt.

Merger, Consolidation, or Sale of Assets

        Mandalay may not: (a) consolidate or merge with or into another Person; or (b) sell, assign, transfer or convey its properties and assets substantially in their entirety to any Person, unless:

  •
  either: (A) Mandalay is the surviving entity; or (B) the successor is an entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

  •
  the Person formed by or surviving the consolidation or merger (if other than Mandalay) or the Person to which the sale, assignment, transfer or conveyance shall have been made assumes all the obligations of Mandalay under the notes and the indenture; and

  •
  immediately after the transaction no Default or Event of Default exists.

        Unless Mandalay is the surviving entity, all of Mandalay's obligations will terminate.

        This "Merger, Consolidation or Sale of Assets" covenant will not apply to, and Mandalay will not be released from its obligations under the notes and the indenture in the event of, a sale, assignment, transfer, conveyance or other disposition of properties or assets solely between or among Mandalay and any of its subsidiaries.

Change of Control

        In the event of a Change of Control (the date of such occurrence being the "Change of Control Date"), Mandalay will notify the holders in writing of such occurrence and will make an offer to purchase (the "Change of Control Offer"), on a business day (the "Change of Control Payment Date") not later than 30 days following the Change of Control Date, all notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date. Notice of a Change of Control Offer shall be mailed by Mandalay to the holders not less than 30 days nor more than 45 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Payment Date. It is anticipated that a Change of Control will constitute an event of default under the Credit Facilities, which will allow the lenders to accelerate their loans and to require Mandalay to prepay all of its obligations under the Credit Facilities.

        Mandalay shall comply, to the extent applicable, with the requirements of Section 14(e) of the Securities Exchange Act of 1934, and any other applicable securities laws or regulations and any applicable requirements of any securities exchange on which the notes are listed, in connection with the repurchase of notes pursuant to a Change of Control Offer, and any violation of the provisions of the indenture relating to such Change of Control Offer occurring as a result of such compliance shall not be deemed a Default under the indenture. Neither the Board of Directors nor the Trustee may waive Mandalay's obligations to repurchase the notes upon a Change of Control.

Gaming Approvals

        Restrictions on the transfer of the equity securities of Mandalay's licensed Nevada subsidiaries, and agreements not to encumber these equity securities, in each case in respect of the old notes, will require the prior approval of the Nevada Gaming Commission, upon the recommendation of the Nevada State Gaming Control Board, in order to become effective. We have applied for this approval. This approval is required only in respect of such restrictions and agreements contained in indentures for notes that have not been registered under the Securities Act. Similar approvals must be obtained from the Mississippi Gaming Commission with respect to these restrictions, whether securities are issued in a private placement or a public offering, although the Mississippi Gaming Commission has granted Mandalay's licensed Mississippi subsidiary a waiver of such approvals through February 18, 2004 so that only notification is required.

Events of Default and Remedies

        Each of the following is an Event of Default:

  (i)
  failure to pay any interest upon the notes when it becomes due and payable, and continuance of this default for a period of 30 days (whether or not prohibited by the subordination provisions of the indenture);

  (ii)
  failure to pay principal of or premium, if any, on the notes when due, at maturity, upon redemption, pursuant to an offer to purchase required under the indenture, pursuant to the Change of Control provisions or otherwise by acceleration or otherwise (whether or not prohibited by the subordination provision of the indenture);

  (iii)
  failure to comply with its obligations described under "Change of Control";

  (iv)
  failure to perform, or breach of, any covenant of Mandalay in the indenture (other than the covenant relating to corporate existence and the article relating to successor corporations which are immediate Events of Defaults) that continues for a period of 30 days after notice to Mandalay;

  (v)
  the occurrence of an event of default under any instrument evidencing Debt of Mandalay or its subsidiaries entitling the holder or holders of the Debt to accelerate the payment of a total principal amount of $10,000,000 or more of the Debt, which event of default is not cured or waived in accordance with the provisions of such instrument, or the Debt is not discharged, within 30 days after the receipt by Mandalay of notice from the trustee or the holders of 25% in principal amount of the then outstanding notes of the event of default and requiring Mandalay to cause the event of default to be cured or the Debt to be discharged; and

  (vi)
  certain events of bankruptcy, insolvency or reorganization in respect of Mandalay.

        If any Event of Default (other than as specified in clause (vi) of the preceding paragraph) occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may, by giving notice to Mandalay, declare all the notes to be due and payable immediately (but in no event more than the maximum amount of principal and interest on the notes allowed by law). Notwithstanding the foregoing, in case of an Event of Default arising from the events specified in clause (vi) of the preceding paragraph, the principal of, premium, if any, and any accrued and unpaid interest on all outstanding notes shall become immediately due and payable without further action or notice. Any declaration of acceleration may be rescinded by the holders of a majority in principal amount of the notes outstanding at that time if, among other conditions, all existing Events of Default relating to the notes have been cured or waived and if the rescission would not conflict with any judgment or decree.

        Holders of the exchange notes may not enforce the indenture or the exchange notes except as provided in the indenture. Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines in good faith that withholding notice is in their interest.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

        Mandalay is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Mandalay is required to deliver to the trustee a statement specifying the Default or Event of Default.

Amendment, Supplement and Waiver

        Mandalay and the trustee may amend any provisions of the indenture or the exchange notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. The holders of a majority in principal amount of the notes may waive compliance by Mandalay with any such provision; provided, however, that without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

  •
  reduce the amount of the notes whose holders must consent to an amendment, supplement or waiver;

  •
  reduce the rate of, or extend the time for payment of interest on, any note in a manner adverse to the holders;

  •
  reduce the principal of, or extend the fixed maturity or fixed redemption date of any note, in a manner adverse to the holders;

  •
  waive a default in the principal of, or interest on, any note;

  •
  waive a default upon the occurrence of a Change of Control;

  •
  make any change in the subordination of the notes in a manner adverse to the holders or in a manner which will cause any note to be senior to any other note in right of payment;

  •
  make any note payable in money other than that stated in the note; or

  •
  make any change relating to the percentage required for modification.

        Notwithstanding the preceding, without the consent of any holder of notes, Mandalay and the trustee may amend or supplement the indenture or the notes:

  •
  to cure any ambiguity, defect or inconsistency;

  •
  to provide for the assumption of Mandalay's obligations to holders of notes in the case of a merger or consolidation or sale of assets in accordance with the covenant "Merger, Consolidation, or Sale of Assets;"

  •
  to provide for uncertificated notes in addition to or in place of certificated notes;

  •
  to comply with any requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

  •
  to make any change that would not adversely affect the legal rights under the indenture of any such holder of notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, incorporator or stockholder of Mandalay, as such, shall have any liability for any obligations of Mandalay or any successor entity or any of Mandalay's Affiliates under the exchange notes or the indenture, or for any claim based on, in respect of, or by reason of, those obligations or their creation. Each holder of exchange notes by accepting an exchange note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. The waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

Reports

        So long as any notes are outstanding, Mandalay will file with the trustee, and mail to holders of outstanding notes, all reports it mails or causes to be mailed to its stockholders generally, any of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in these rules and regulations.

Legal Defeasance and Covenant Defeasance

        Mandalay may elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

  •
  the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest on their notes when these payments are due from the trust referred to below;

  •
  Mandalay's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  •
  the rights, powers, trusts, duties and immunities of the trustee, and Mandalay's obligations in connection therewith; and

  •
  the Legal Defeasance provisions of the indenture.

        In addition, Mandalay may, at its option, elect to have the obligations of Mandalay released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the notes. If Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance, among other things:

  •
  Mandalay must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, Government Obligations, or a combination of the two, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Mandalay must specify whether the notes are being defeased to maturity or to a particular redemption date;

  •
  Mandalay shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for Federal income tax purposes as a result of the Legal Defeasance or the Covenant Defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Legal Defeasance or Covenant Defeasance had not occurred;

  •
  no Default or Event of Default shall have occurred and be continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the deposit) and with respect to Legal Defeasance only, insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time during the period ending on the 91st day after the date of deposit;

  •
  the Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under the terms of the indenture; and

  •
  Mandalay must deliver to the trustee an Officers' Certificate stating that all of the conditions listed above have been complied with.

Book-Entry; Delivery and Form

        The exchange notes will be issued in the form of one or more global notes. The global notes will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee, who will be the global notes holder. Except as described below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the global notes directly through DTC if they are participating organizations or "participants" in the system or indirectly through organizations that are participants in the system.

Depository Procedures

        DTC has advised Mandalay that DTC is a limited-purpose trust company that was created to hold securities for its participants and to facilitate the clearance and settlement of transactions in these securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to as "indirect participants," that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants.

        Mandalay expects that pursuant to procedures established by DTC:

  •
  upon deposit of the global notes, DTC will credit the accounts of participants designated by the exchange agent with portions of the principal amount of the global notes; and

  •
  ownership of the exchange notes evidenced by the global notes will be shown on, and the transfer of ownership of the exchange notes will be effected only through, records maintained by DTC (with respect to the interests of the participants), the participants and the indirect participants.

        Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer exchange notes evidenced by the global notes will be limited to that extent.

        So long as the global notes holder is the registered owner of any exchange notes, the global notes holder will be considered the sole holder under the indenture of any exchange notes evidenced by the global notes. Beneficial owners of exchange notes evidenced by the global notes will not be considered the owners or holders of the exchange notes under the indentures for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither Mandalay nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the exchange notes.

        Payments in respect of the principal of, premium, if any, interest and Additional Interest (as defined in the section "The Exchange Offer" in this prospectus under the subheading "Liquidated Damages"), if any, on any exchange notes registered in the name of the global notes holder on the applicable record date will be payable by the trustee to or at the direction of the global notes holder in its capacity as the registered holder under the indenture. Under the terms of the indenture, Mandalay and the trustee may treat the persons in whose names exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving any payments. Consequently, neither Mandalay nor the trustee has or will have any responsibility or liability for the payment of these amounts to beneficial owners of exchange notes. Mandalay believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant participants with these payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practice and will be the responsibility of the participants or the indirect participants.

Certificated Securities

        Any person having a beneficial interest in a global note will not be entitled to receive physical delivery of the exchange notes. However, if:

  •
  Mandalay notifies the trustee in writing that DTC is no longer willing or able to act as a depositary and Mandalay is unable to locate a qualified successor within 90 days, Mandalay will issue exchange notes in the form of certificated securities in exchange for the global notes, or

  •
  Mandalay, at its option, notifies the trustee in writing that it elects to cause the issuance of notes in the form of certificated securities under the indenture, then, upon surrender by the global notes holder of its global notes, exchange notes in the form of certificated securities will be issued to each person that the global notes holder and DTC identify as being the beneficial owner of the related exchange notes.

        Neither Mandalay nor the trustee will be liable for any delay by the global notes holder or DTC in identifying the beneficial owners of exchange notes and Mandalay and the trustee may conclusively rely on, and will be protected in relying on, instructions from the global notes holder or DTC for all purposes.

Same-Day Settlement and Payment

        The indenture will require that payments in respect of the exchange notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) be made to the accounts specified by the global notes holder. With respect to certificated securities, Mandalay will make all payments of principal, premium, if any, interest and Additional Interest, if any, to the accounts specified by the holders thereof or, if no account is specified, by mailing a check to each such holder's registered address.

Paying Agent and Registrar for the Exchange Notes

        The trustee will initially act as paying agent and registrar for the exchange notes. Mandalay may change the paying agent or registrar without prior notice to the holders of the exchange notes, and Mandalay or any of its subsidiaries may act as paying agent, registrar or co-registrar.

Transfer and Exchange

        A holder may transfer or exchange its exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Mandalay may require a holder to pay any taxes and fees required by law or permitted by the indenture. Mandalay is not required to transfer or exchange any exchange note selected for redemption. Also, Mandalay is not required to transfer or exchange any exchange note for a period of 15 days before a selection of notes to be redeemed.

        The registered holder of an exchange note will be treated as the owner of it for all purposes.

Concerning the Trustee

        The Bank of New York will be the trustee under the indenture. If the trustee becomes a creditor of Mandalay, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate the conflict within 90 days, apply to the Commission for permission to continue or resign.

        The holders of a majority in total principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing and is known to the trustee, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of exchange notes, unless the holder offers to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all of these terms, as well as any other capitalized terms used in this prospectus for which no definition is provided.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the term "controlling," "controlled by" and "under common control with") as used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by agreement or otherwise.

        "Capital lease obligation" means, at the time any determination thereof is made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

        "Capital Stock" means with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

        "Change of Control" means the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of Mandalay; or (b) Mandalay consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person or any person consolidates with, or merges with or into, Mandalay, in any such event pursuant to a transaction in which the outstanding Voting Stock of Mandalay is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of Mandalay is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation or its parent corporation and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation, as applicable; or (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board of Directors or whose nomination for election by the stockholders of Mandalay was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

        "Consolidated Net Tangible Assets" means the total amount of assets of Mandalay and its subsidiaries (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities of Mandalay and its subsidiaries (excluding any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and any other like intangibles, all as set forth on the most recent quarterly balance sheet of Mandalay and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

        "Credit Facilities" means, with respect to Mandalay, one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

        "Consolidated Property" means any property of Mandalay or its subsidiaries.

        "Debt" of any person means (a) any indebtedness of such person, contingent or otherwise, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property, including any such indebtedness incurred in connection with the acquisition by such person or any of its subsidiaries of any other business or entity, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with generally accepted accounting principles, including for such purpose obligations under capitalized leases, and (b) any guaranty, endorsement (other than for collection or deposit in the ordinary course of business), discount with recourse, agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire or to supply or advance funds with respect to, or to become liable with respect to (directly or indirectly) any indebtedness, obligation, liability or dividend of any person, but shall not include indebtedness or amounts owed (except to banks or other financial institutions) for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of such person. Notwithstanding anything to the contrary in the foregoing, "Debt" shall not include (i) any contracts providing for the completion of construction or other payment or performance with respect to the construction, maintenance or improvement of property or equipment of Mandalay or its Affiliates or (ii) any contracts providing for the obligation to advance funds, property or services on behalf of an Affiliate of Mandalay in order to maintain the financial condition of such Affiliate, in each case, including Existing and Permitted Completion Guarantees and Make-Well Agreements. For purposes hereof, a "capitalized lease" shall be deemed to mean a lease of real or personal property which, in accordance with generally accepted accounting principles, is required to be capitalized.

        "Default" means any event that after notice or lapse of time, or both, would become an Event of Default.

        "Detroit Joint Venture" means the Michigan limited liability company governed by an Operating Agreement, dated October 7, 1997, by and between Circus Circus Michigan, Inc., a wholly owned subsidiary of Mandalay, and Atwater Casino Group, L.L.C.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (in each case, other than into common stock of Mandalay), pursuant to a sinking funk obligation or otherwise, or is exchangeable for Debt, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the specified security. Notwithstanding the foregoing, in no event shall Capital Stock that is considered Disqualified Stock solely by reason of such Capital Stock being convertible at the option of the holder of such Capital Stock into other Capital Stock (other than Disqualified Stock) constitute Disqualified Stock.

        "Existing and Permitted Completion Guarantees and Make-Well Agreements" means (i) that certain Amended and Restated Make-Well Agreement by Mandalay in favor of Bank of America National Trust and Savings Association dated as of November 24, 1997 relating to the Circus and Eldorado joint venture, a Nevada general partnership, as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any extension of the term thereof, (ii) that certain Company Guaranty by Mandalay in favor of Bank of America National Trust and Savings Association dated as of June 30, 1999, and any other contract providing for the completion of construction or other payment or performance with respect to the construction, maintenance or improvement of property or equipment of the Detroit Joint Venture, or (iii) any "make-well," "keep-well" or other agreement or arrangement of whatever nature providing for the obligation to advance funds, property or services on behalf of the Detroit Joint Venture, or given for the purpose of assuring or holding harmless any governmental entity or agency and/or lender against loss with respect to any obligation of the Detroit Joint Venture.

        "Funded Debt" means all Debt of Mandalay that (i) matures by its terms, or is renewable at the option of any obligor thereon to a date, more than one year after the date of original issuance of such Debt and (ii) ranks at least equal in right of payment with the notes.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

        "Government Obligations" means direct non-cancelable obligations of the United States of America for the payment of which the full faith and credit of the United States is pledged.

        "Joint Venture" means (i) with respect to properties located in the United States, any partnership, corporation or other entity, in which up to and including 50% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Mandalay and/or one or more subsidiaries, and (ii) with respect to properties located outside the United States, any partnership, corporation or other entity, in which up to and including 60% of the partnership interests, outstanding voting stock or other equity interests is owned, directly or indirectly, by Mandalay and/or one or more subsidiaries.

        "Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Debt.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Project Cost" means, with respect to any Resort Property, the aggregate costs required to complete such construction project in accordance with the plans therefor and applicable legal requirements, as set forth in an Officers' Certificate submitted to the Trustee, setting forth in reasonable detail all amounts theretofore expended and any anticipated costs and expenses estimated to be incurred and reserves to be established in connection with the construction and development of such future addition or improvement, including direct costs related thereto such as construction management, architectural engineering and interior design fees, site work, utility installations and hook-up fees, construction permits, certificates and bonds, land acquisition costs and the cost of furniture, fixtures, furnishings, machinery and equipment, but excluding the following: principal or interest payments on any Debt (other than interest which is required to be capitalized in accordance with generally accepted accounting principles, which shall be included in determining Project Cost), or costs related to the operation of the Resort Property including, but not limited to, non-construction supplies and pre-operating payroll.

        "Resort Property" means any property owned or to be owned by Mandalay or any subsidiary that is, or will be upon completion, a casino (including a riverboat casino), casino-hotel, destination resort or a theme park.

        "Senior Debt" means the principal, premium, if any, and interest on any Debt of Mandalay, whether created, incurred, issued, assumed or guaranteed, unless, in the case of any particular Debt, the instrument creating or evidencing such Debt expressly provides that such Debt shall not be senior in right of payment to the notes. Without limiting the generality of the foregoing, Senior Debt shall include:

  (1)
  the principal of, and interest on, and other amounts due under any of the Credit Facilities;

  (2)
  any obligation of Mandalay under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect against interest rate fluctuations;

  (3)
  any standby letters of credit of Mandalay;

  (4)
  Debt evidenced by:

  (a)
  the 6.45% Senior Notes due 2006,

  (b)
  the 9 1/2% Senior Notes due 2008,

  (c)
  the 7.0% Debentures due 2036 and

  (d)
  the 6.70% Debentures due 2096.

        Notwithstanding anything to the contrary in the preceding clauses (1) through (4), Senior Debt will not include:

  (1)
  any obligation for federal, state, local or other taxes;

  (2)
  any Debt between Mandalay and its subsidiaries or Affiliates;

  (3)
  any obligation for trade payables or services rendered;

  (4)
  any notes equal in right of payment, including

  (a)
  the 6 3/4% Senior Subordinated Notes due 2003,

  (b)
  the 9 1/4% Senior Subordinated Notes due 2005,

    (c)
    the 10 1/4% Senior Subordinated Notes due 2007 and

    (d)
    the 7 5/8% Senior Subordinated Debentures due 2013;

  (5)
  any Debt of Mandalay expressly by its terms or by operation of law ranking junior in right of payment to any other Debt of Mandalay;

  (6)
  to the extent that it may constitute Debt, any obligations under leases (other than capital lease obligations) or management agreements; and

  (7)
  any obligation that by obligation of law is subordinate to any general unsecured obligations of Mandalay;

provided, that any guaranty by Mandalay of Debt of a subsidiary of Mandalay to third parties shall constitute Senior Debt unless, in the case of any particular guaranty, the instrument creating or evidencing the same provides that such guaranty is subordinated to any other Debt of Mandalay; provided, further, that in the event a subsidiary of Mandalay advances to Mandalay the proceeds attributable to Debt incurred by such subsidiary to a third party that has been guaranteed by Mandalay pursuant to a guaranty which itself constitutes Senior Debt, then such obligations of Mandalay to repay such advance to the subsidiary shall constitute Senior Debt, unless such obligation is created or evidenced by an instrument that provides that such obligation is subordinated to any other Debt of Mandalay.

        "subsidiary" of any person means (i) any corporation of which at least a majority in interest of the outstanding stock having by the terms thereof voting power under ordinary circumstances to elect a majority of the directors of such corporation, irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency, is at the time, directly or indirectly, owned or controlled by such person, or by one or more other corporations a majority in interest of such stock of which is similarly owned or controlled, or by such person and one or more other corporations a majority in interest of such stock of which is similarly owned or controlled and (ii) any other person (other than a corporation, or a partnership, corporation or other entity described in clause (ii) of the definition of Joint Venture) in which such person or any subsidiary, directly or indirectly, has greater than a 50% ownership interest.

        "Treasury securities" mean any investment in obligations issued or guaranteed by the United States government or any agency thereof.

        "Value" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (a) the net proceeds or the sale or transfer of property leased pursuant to such Sale and Lease-Back Transaction and (b) the fair value (in the opinion of Mandalay's board of directors) of such property at the time of entering into such Sale and Lease-Back Transaction.

        "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitled the holders thereof to vote in the election of members of the board of directors of such Person.

        "wholly owned" with respect to any subsidiary, means any subsidiary of any Person of which at least 99% of the outstanding Capital Stock is owned by such Person or another wholly owned subsidiary of such Person. For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a subsidiary.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

        The following is a discussion of the material federal income tax considerations relevant to the exchange of the old notes for the exchange notes. The discussion is based upon the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. We cannot assure you that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, persons holding notes as a part of a hedging or conversion transaction or a straddle, persons whose functional currency is not the U.S. dollar, and persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) may be subject to special rules not discussed below. In addition, the discussion does not consider the effect of any applicable state, local, foreign or other tax laws.

        Each holder should consult its own tax advisor as to the particular tax consequences of exchanging old notes for exchange notes, including the applicability and effect of any state, local or foreign tax laws.

Exchange of Old Notes for Exchange Notes

        The exchange of the old notes for the exchange notes in the exchange offer will not be treated as an "exchange" for federal income tax purposes, because the old notes will not be considered to differ materially in kind or extent from the exchange notes. The holder will have a basis for the exchange notes equal to the basis of the old notes and the holder's holding period for the exchange notes will include the period during which the old notes were held. Accordingly, no material federal income tax consequences will result to holders on account of an exchange of old notes for exchange notes pursuant to the exchange offer.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of exchange notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. To the extent a broker-dealer participates in the exchange offer and so notifies us, we have agreed to make this prospectus, as amended or supplemented, available to the broker-dealer for use in connection with any such resale. We will promptly send additional copies of this prospectus and any amendment or supplement to any broker-dealer that requests the documents in the letter of transmittal.

        We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions:

  •
  in the over-the-counter market;

  •
  in negotiated transactions;

  •
  through the writing of options on the exchange notes; or

  •
  through a combination of the above methods of resale,

at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell exchange notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer, other than commissions and concessions of any broker-dealer. We estimate the expenses we will incur in connection with the exchange offer to be approximately $125,000, which includes fees and expenses of the exchange agent and trustee, registration fees, and accounting, legal, printing and related fees and expenses. We also will provide indemnification against specified liabilities, including liabilities that may arise under the Securities Act, to broker-dealers that make a market in the old notes and exchange old notes in the exchange offer for exchange notes.

        By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of exchange notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which:

  •
  makes any statement in the prospectus untrue in any material respect;

  •
  requires the making of any changes in the prospectus to make the statements in the prospectus not misleading; or

  •
  may impose upon us disclosure obligations that may have a material adverse effect on us,

which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

        Wolf, Block, Schorr and Solis-Cohen LLP, Philadelphia, Pennsylvania will pass upon various legal matters for us in connection with the exchange notes offered hereby. Certain matters of Nevada law will be passed upon for us by Schreck Brignone Godfrey, Las Vegas, Nevada.

EXPERTS

        The audited consolidated financial statements and schedules of Mandalay incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements of Elgin Riverboat Resort-Riverboat Casino incorporated in this registration statement by reference to the respective Amendments No. 1 on Form 10-K/A to Mandalay Resort Group's Annual Reports on Form 10-K for the years ended January 31, 2000 and 2001, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Offer to Exchange up to $300,000,000 of its

9 3/8% Senior Subordinated Notes due 2010

Which Have Been Registered Under the Securities Act of 1933,

For up to $300,000,000 of its
Outstanding 9 3/8% Senior Subordinated Notes due 2010

PROSPECTUS

March 28, 2002